Itaú Unibanco Holding S.A.

Itaú

Risk Management - Pillar 3

2nd quarter of 2015

Risk Management – Pillar 3

OBJECTIVE		4

KEY INDICATORS		4

1	RISK AND CAPITAL MANAGEMENT	5
1.1	Organizational Structure	5
1.2	Risk and Capital Governance	6

2	CAPITAL	6
2.1	Capital Management	6
2.2	Capital Requirements in Place and in Progress	7
2.3	Capital Composition	8
2.4	Risk-Weighted Asset (RWA)	10
	Risk-Weighted Assets for Credit Risk (RWAcpad)	10
	Risk-Weighted Assets for Market Risk (RWAmpad)	11
	Risk-Weighted Assets for Operational Risk (RWAopad)	11

2.5	Capital Adequacy	12

3	BALANCE SHEET	14
	Balance Sheet	14
	List of institutions that comprises the Financial Statements of Itaú Unibanco Holding	16
	List of the material entities	18

4	INVESTMENTS IN OTHER ENTITIES	19
4.1	Investments in other entities not classified in the trading book	19

5	CREDIT RISK	20
5.1	Framework and Treatment	20
5.2	Credit Portfolio Analysis	22
	Evolution of the Credit Portfolio	22
	Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries	22
	Operations with Credit Granting Characteristics by Economic Sector	23
	Remaining maturity of loan transactions	24
	Credit Concentration on the Major Debtors	24
	Overdue Amounts	25
	Allowance for Loan Losses	25
	Mitigating Instruments	26
	Counterparty Credit Risk	27
	Acquisitions, Sale or Transfer of Financial Assets	28
	Operations of Securitization	29
	Credit Derivatives	31

6	MARKET RISK	32
6.1	Framework and Treatment	32
6.2	Portfolio Analysis	34
	Interest rate risk in the non-trading book	34
	Evolution of the Trading Portfolio	35
	Evolution of the Derivatives Portfolio	35
	VaR – Consolidated Itaú Unibanco	36
	VaR – Trading Portfolio	37
	VaR – Foreign Units	38
	Backtesting	39

Itaú Unibanco

Risk Management – Pillar 3

7	OPERATIONAL RISK	40
7.1	Framework and Treatment	40
7.2	Crisis Management and Business Continuity	41

8	LIQUIDITY RISK	42
8.1	Framework and Treatment	42
8.2	Primary Sources of Funding	42

9	OTHER RISKS	43
	Insurance Risk	43
	Social and Environmental Risk	43
	Risk Regulatory Risk	44
	Model Risk	44
	Country Risk	44
	Business and Strategy Risk	45
	Reputational Risk	45

10	ENTERPRISE RISK MANAGEMENT AND ALIGNEMENT OF INCENTIVES	47
	Risk Appetite	47
	Stress Test	47
	Risk-adjusted Compensation	47

11	APPENDIX I	49

12	GLOSSARIES	52
12.1	Glossary of Acronyms	52
12.2	Glossary of Norms	54

Itaú Unibanco

Risk Management – Pillar 3

Objective

This document aims at submitting Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circulars 3,678 and 3,716, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Referential Equity (PR), consistently with the new capital rules and in accordance with Itaú Unibanco’s institutional standards.

For other information than the contained on this document, please visit www.itau-unibanco.com/ri.

Key indicators

Itaú Unibanco’s risk and capital management focuses on maintaining the institution’s risk profile in line with the risk strategy and guidelines approved by the Board of Directors.  The main metrics of the Prudential Conglomerate, on June 30, 2015, are summarized below.

BIS Ratio 17.2% 1º Q. 2015: 15.3%	Common Equity Tier I Ratio 13.2% 1º Q. 2015: 11.6%	Tier II Ratio 4.0% 1º Q. 2015: 3.7%

Referential Equity R$ 126,424 million 1º Q. 2015: R$ 120,903 million	Common Equity Tier I R$ 96,959 million 1º Q. 2015: R$ 91,451 million	Tier II R$ 29,416 million1 1º Q. 2015: R$ 29,402 million

RWA R$ 736,393 million 1º Q. 2015: R$ 788,844 million	Credit Risk Exposure R$ 681,622 million 1º Q. 2015: R$ 728,559 million

1 The Instruments eligible to comprise Tier II also includes R$ 226 million of Preferred Shares

Itaú Unibanco

Risk Management – Pillar 3

1	Risk and Capital Management

Itaú Unibanco understands risk management as essential to optimize the use of resources, and to select the best business opportunities, seeking to maximize value creation for its shareholders.

The Risk Management process at Itaú Unibanco seeks that:

•	Existing and potential risks to Itaú Unibanco’s positions are identified and measured;
•	Risk Management and Control institutional policies, procedures and methodologies are aligned with the directives from, and approved by, the Board of Directors;
•	Itaú Unibanco’s portfolio management seeks the best risk-return ratios.

The risk identification process purpose is to map internal and external risk threats that may affect the business’ and support units’ strategies, keeping them from achieving their goals, potentially impacting Itaú Unibanco’s results, capital, liquidity and reputation.

The risk management processes permeate the entire institution and are aligned with the Board of Directors and the Senior Management directives, which define the overall objectives, through targets and limits for business units, through committees composed of senior management.  The capital management and control units support Itaú Unibanco’s management through monitoring and analyzing risk and capital processes.

According to Resolution 3,988 of the National Monetary Council (CMN), BACEN Circular 3,547 and BACEN Circular Letter 3,565, Itaú Unibanco implemented a capital management structure and the Internal Capital Adequacy Assessment Process (ICAAP), having submitted to BACEN the last ICAAP report on April, 2015, with information regarding December 2014.

Itaú Unibanco adopts a prospective capital management attitude which comprises of:

•	Identification and analysis of the material risks to which Itaú Unibanco is or may be exposed, and assessment of the adequate capital needed to face them;
•	Capital planning, which takes into account the strategic guidelines, economic environment and the Board of Directors directives;
•	Stress tests, aimed at analyzing Itaú Unibanco’s funding level’s behavior under severe stress events;
•	Maintaining an updated capital contingency plan for situations where funding sources are unavailable or insufficient;
•	An internal capital adequacy assessment framework, which assesses the Referential Equity in relation to the adequacy of the capital needed to face the inherent risks;
•	Periodic capital adequacy management reports, submitted to the senior management and Board of Directors members.

The guidelines of the institutional capital management policy can be accessed at http://www.itau-unibanco.com/ri, under Corporate Governance, Regulations and Policies, Public Access Report – Capital Management.

1.1	Organizational Structure

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices.  Credit, market, liquidity, operational and underwriting risks control is centrally performed by an independent division, ensuring the risks, to which Itaú Unibanco is exposed, are managed in accordance with the group risk appetite, policies and procedures in place.  This independent division is as well responsible for centralizing Itaú Unibanco’s capital management.  The purpose of the centralized control is to provide the Board and the Senior Management with a global perspective of Itaú Unibanco’s risk exposure, as well as with a prospective understanding of capital adequacy, enhancing the agility and optimization of corporate decisions.

Itaú Unibanco in-house developed information technology (IT) systems, managed to fully comply with Central Bank’s requirements on capital adequacy and risk measurement, in accordance with regulatory models and requirements in place.  It also monitors adherence to the qualitative and quantitative authorities’ minimum capital and risk management requirements.

Itaú Unibanco

Risk Management – Pillar 3

1.2	Risk and Capital Governance

Itaú Unibanco established risk and capital management committees that report directly to the Board of Directors.  Members of these committees are elected or appointed by the Board.  At the executive level, risk is managed by corporate bodies composed of senior management.

A detailed description of the structure can be found in the Consolidated Annual Report in session Our Risk Management.  The Consolidated Annual Report can be found in the website www.itau-unibanco.com.br/ri, section Financial Information.

2	Capital

2.1	Capital Management

The Board of Directors is the ultimate body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the funding level of the conglomerate.  Also in ambit of capital management, through the ICAAP report, the Board of Directors approves:

•	the identification of material risks, the determination of the need for additional capital for the material risks and the internal methodologies for quantifying capital;

•	the capital plan in both normal and stress situations;

•	the capital contingency plan;

•	the internal assessment of capital adequacy;

•	the independent validation of ICAAP processes and models.

Additionally, the conclusions of and points of attention raised by auditors on capital management processes are submitted to the Board of Directors.

At the executive level, committees composed of senior management are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors.  As for the committees governance, Itaú Unibanco has a dedicated structure for capital management, which consolidates information and coordinates related processes, all of which subject to verification by the independent validation, internal controls and audit areas.

The capital plan is consistent with the Itaú Unibanco’s strategic plan, and is aimed at ensuring the maintenance of an adequate and sustainable capital level, taking into account analyses of the economic, competitive and political environments, besides other external factors.  The capital plan comprises the following:

•	Short and long-term capital goals and projections of Itaú Unibanco, under normal and stress scenarios, according to the Board of Directors’ guidelines;
•	Main sources of capital;
•	Contingency capital plan, containing actions to be taken in case of a potential capital deficiency.

During its development, at least the following is considered:

•	Analysis of the threats and opportunities related to the economic and business environment;
•	Projections about balance sheets and income;
•	Targets for growth and/or market share;
•	Segments targeted by the institution and their related products;
•	Profit sharing policy and its impacts on capital.

As part of the capital plan, stress tests are applied, considering severe events, aiming at finding potential capital shortages.  The stress scenarios are approved by the Board of Directors and their impacts on capital are considered for devising the strategy, business positioning and capital.

Complementary to the capital assessment for Pillar 1 risks, Itaú Unibanco have been developing mechanisms for identifying and analyzing the materiality of other risks faced by the institution, besides methodologies for assessing and quantifying the need for additional capital to cover them.

Itaú Unibanco

Risk Management – Pillar 3

In order to provide the necessary information for supporting decision taking by the Executives and the Board of Directors, management reports are prepared and presented at committees, informing about Itaú Unibanco’s capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

2.2	Capital Requirements in Place and in Progress

Itaú Unibanco’s minimum capital requirements follow the set of resolutions1 and circulars disclosed by the Central Bank of Brazil (BACEN) that implemented, in Brazil, the global capital requirement standards known as Basel III.  They are expressed as ratios of the capital available stated by the Referential Equity (PR), or Total Capital, composed of the Tier I Capital (which comprises the Common Equity and Additional Tier 1 Capital) and Tier II Capital, and the risk-weighted assets, or RWA.

From the first quarter of 2015, the Total Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios were calculated on a consolidated basis, applied to institutions included in Prudential Conglomerate2, which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the conglomerate retains substantially all risks and rewards.  The information published in periods prior to the first quarter of 2015 is determined in the Financial Conglomerate.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit risk, market risk, and operational risk.  Itaú Unibanco uses the standardized approaches to calculate these risk-weighted asset amounts described in paragraph 2.4 Risk-weighted Assets.

The minimum Total Capital requirement corresponds to 11 percent from October 1, 2013 to December 31, 2015, decreasing gradually to 8 percent through January 1, 2019.  As a consideration, BACEN standards establish an Additional Tier 1 Capital, which corresponds to the combination of the conservation (fixed) and countercyclical (variable) capital buffers which, together with the requirements mentioned in the paragraph above, increase the requirements for long-term capital.

New requirements were redefined to qualify instruments eligible for Tier 1 or Tier 2 Capital.  Additionally, it was established a gradual reduction of the eligibility of the instrument inventory issued pursuant to CMN Resolution 3,444.

The Basel III implementation calendar was set by the BACEN as follows.

Base III – Schedule
	01/01/2014	01/01/2015	01/01/2016	01/01/2017	01/01/2018	01/01/2019
Common Equity Tier 1	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier 1	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11.0%	11.0%	9.875%	9.250%	8.625%	8.0%
Additional Common Equity Tier 1 - Lower Limit	-	-	0.625%	1.25%	1.875%	2.5%
Additional Common Equity Tier 1 - Upper Limit (1)	-	-	0.625%	2.5%	3.75%	5.0%
Common Equity Tier 1 + Additional Lower Limit	4.5%	4.5%	5.125%	5.75%	6.375%	7.0%
Tier 1 + Additional Lower Limit	5.5%	6.0%	6.625%	7.25%	7.875%	8.5%
Total Capital + Additional Lower Limit	11.0%	11.0%	10.5%	10.5%	10.5%	10.5%
Common Equity Tier 1 + Additional Upper Limit (1)	4.5%	4.5%	5.125%	7.0%	8.25%	9.5%
Tier 1 + Additional Lower Limit (1)	5.5%	6.0%	6.625%	8.5%	9.75%	11.0%
Total Capital + Additional Upper Limit (1)	11.0%	11.0%	10.5%	11.8%	12.375%	13.0%
Prudential adjustments deductions	20%	40%	60%	80%	100%	100%
(1) In 2016, the Common Equity Tier 1 Upper Limit is equal to the Lower Limit, as set by the Central Bank Circular No. 3741 of 29 December 2014.  In other years, it is considered the maximum.

The compliance of BACEN to the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP).  The rules effective in Brazil were considered compliant—pursuant to the BIS, Brazil is a compliant jurisdiction3—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements.  The pointed out discrepancies were considered immaterial.

1 The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended.

2 Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,644, CMN Resolution No. 3,533 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.

3 Regulatory Consistency Assessment Programme (RCAP). Assessment of Brazil III regulations in Brazil in December 2013, updated in March 2015 with no additional material points.

Itaú Unibanco

Risk Management – Pillar 3

Minimum capital requirement for Insurance

The National Private Insurance Council (CNSP) enacted in 2010 CNSP Resolution No. 228, which addresses the criteria to establish additional capital based on the credit risk of the supervised entities.  In 2013, enacted CNSP Resolutions Nos. 280, 283, and 284, which rules address for the allocation of capital arising from the underwriting and operational risk.  In 2014, the calculation requirements were changed by Resolution No. 316 of the National Council of Private Insurance (CNSP).  These rules address the regulatory capital rules required for the authorization and operation of life insurance, pension and capitalization companies.  In addition to the underwriting, credit and operational risks, CNSP Resolution No. 317 was disclosed in December 2014, regulating the market risk capital.

2.3	Capital Composition

The PR, used to monitor compliance with the operational limits imposed by BACEN, is the sum of Tier I and Tier II, where:

•
Tier I:  comprises the Common Equity Tier I, based on the social capital, selected reserves and retained earnings, net from deductions and prudential adjustments, as well as the Additional Tier I Capital;

•	Tier II: comprises as eligible instruments, primarily, subordinated debts, subject to prudential limits.

The table below presents the composition of the referential equity and its components Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective deductions and prudential adjustments, as per Resolutions mentioned.

Composition of Referential Equity (PR)
R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/2014
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	100,711	96,954	85,987
Minority Interest in Subsidiaries	885	860	1,908
Changes in ownership interest in a subsidiary in capital transactions	4,292	4,579	5,511
Consolidated Stockholders’ Equity (BACEN)	105,888	102,393	93,405
Preferred shares with clause of redemption excluded from Tier I	-	-	(869)
Deductions (1)	(8,929)	(10,942)	(6,070)
Common Equity Tier I	96,959	91,451	86,465
Instruments eligible to comprise Additional Tier I	-	-	-
Additional Tier I deductions	49	50	13
Additional Tier I Capital	49	50	13
Tier I (Common Equity Tier I + Additional Tier I Capital)	97,008	91,501	86,478
Instruments eligible to comprise Tier II (2)	29,354	29,354	33,547
Tier II deductions	62	48	9
Tier II	29,416	29,402	33,556
Reference Equity (Tier I + Tier II)	126,424	120,903	120,034
(1) Starting this quarter, prudential adjustments related to the pricing of financial instruments stated at market value will be applied, as established by Resolution No. 4,277 of October 31, 2013, affecting the deductions to the core capital by R$ 265 million.
(2) The Instruments eligible to comprise Tier II also includes R$ 226 million of Preferred Shares

In accordance with the schedule for the implementation of Basel III in Brazil, as from the first quarter of 2015, the information will start to be reported in the Prudential Conglomerate.

Appendix I – “Referential Equity (PR) Composition and its Adequacy” hereto breaks down in detail the Referential Equity as required by BACEN Circulars Nos. 3,678 and 3,716.

Itaú Unibanco

Risk Management – Pillar 3

Funds obtained through the issue of subordinated debts that compose Tier II capital, for the purpose of the Basel ratio between capital and risk-weighted assets, are described below:

Subordinated Debts Eligibles to Capital
R$ million
	Maturities						6/30/2015	3/31/2015	6/30/2014
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total	Total
Bank Deposit Certificate (CDB)	5,991	1,899	-	-	-	-	7,890	7,618	8,926
Financial Bills	607	7,330	10,535	4,551	48	3,263	26,334	26,043	25,385
Euronotes	338	-	-	-	-	23,877	24,215	25,047	17,187
Subordinated Debt (Jun/15)	6,936	9,229	10,535	4,551	48	27,140	58,439	58,708	51,498
Subordinated Debt Not Elegible to Capital(1)	129	29	26	24	54	527	789	820	622
Subordinated Debt - Total (Jun/15)	7,065	9,258	10,561	4,575	102	27,667	59,228
Subordinated Debt after Reducer (Jun/15)	-	1,846	4,214	2,730	39	27,140	35,969
Subordinated Debt (Dec/12)	3,367	4,951	725	6,997	8,742	29,139	53,921
Subordinated Debt after Reducer (Dec/12)	-	990	290	4,198	6,993	29,139	41,611
Threshold (2) Subordinated debt	-	693	203	2,939	4,895	20,397	29,128
Subordinated Debt Eligibles to Capital (Jun/15)(3)	-	693	203	2,939	4,895	20,397	29,128
(1) Subordinated debt that does not make up the Tier II (PR)
(2) Subordinated debt with application of threshold in accordance with the current rules (Resolution 4.192/13 - Art 28)
(3) According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of June, 2015, considering instruments approved after closing date to compose Tier 2, totaling R$ 53,921 MM

Details concerning maturities, compensation, principal amount, accounting balance and subordinated debt balance are described next:

Subordinated Debts Eligibles to Capital – Detailed
R$ million
				6/30/2015	3/31/2015	6/30/2014	Jun/15-Mar/15	Jun/15-Jun/14	6/30/2015
Name of instrument/ Currency	Issue	Maturity	Compensation p.a.	Principal Value			Principal Variation		Accouting Balance
Subordinated CDB (1) - BRL
	2007	2014	100% of CDI + 0.35% to 0.6%	-	-	60	-	(60)	-
			IGPM + 7.22%	-	-	33	-	(33)	-
	2008	2014	112% of CDI	-	-	1,000	-	(1,000)	-
	2008	2015	119.8% of CDI	400	400	400	-	-	873
	2010	2015	113% of CDI	50	50	50	-	-	90
	2006	2016	100% of CDI + 0.7%	466	466	466	-	-	1,151
	2010	2016	110% to 114% of CDI	2,665	2,665	2,665	-	-	4,780
			IPCA(2) + 7.21%	123	123	123	-	-	248
	2010	2017	IPCA + 7.33%	367	367	367	-	-	748
			Total	4,071	4,071	5,164	-	(1,093)	7,890
Subordinated Financial Bills - BRL
	2010	2016	100% of CDI + 1.35% to 1.36%	365	365	365	-	-	383
			112% to 112.5% of CDI	1,874	1,874	1,874	-	-	1,962
			IPCA + 7%	30	30	30	-	-	55
	2010	2017	IPCA + 6.95% to 7.2%	206	206	206	-	-	308
	2011	2017	108% to 112% of CDI	3,224	3,224	3,224	-	-	3,449
			100% of CDI + 1.29% to 1.52%	3,650	3,650	3,650	-	-	3,776
			IPCA + 6.15% to 7.8%	352	352	352	-	-	537
			IGPM + 6.55% to 7.6%	138	138	138	-	-	220
	2012	2017	100% of CDI + 1.12%	500	500	500	-	-	506
	2011	2018	IGPM + 7%	42	42	42	-	-	55
			IPCA + 7.53% to 7.7%	30	30	30	-	-	41
	2012	2018	108% a 113% of CDI	6,373	6,373	6,373	-	-	6,904
			IPCA + 4.4% to 6.58%	461	461	461	-	-	643
			100% of CDI + 1.01% to 1.32%	3,782	3,782	3,782	-	-	3,887
			9.95% to 11.95%	112	112	112	-	-	150
	2011	2019	109% to 109.7% of CDI	2	2	2	-	-	3
	2012	2019	110% of CDI	1	1	1	-	-	1
			11.96%	12	12	12	-	-	18
			IPCA + 4.7% to 6.3%	101	101	101	-	-	138
	2012	2020	111% to CDI	1	1	1	-	-	1
			IPCA + 6% to 6.17%	20	20	20	-	-	30
	2011	2021	109.25% to 110.5% of CDI	6	6	6	-	-	9
	2012	2022	IPCA + 5.15% to 5.83%	2,307	2,307	2,307	-	-	3,234
			IGPM + 4.63%	20	20	20	-	-	24
			Total	23,609	23,609	23,609	-	-	26,334
Subordinated Euronotes - USD
	2010	2020	6.20%	990	990	990	-	-	3,105
	2010	2021	5.75%	1,000	1,000	1,000	-	-	3,186
	2011	2021	5.75% to 6.2%	730	730	730	-	-	2,286
	2012	2021	6.20%	550	550	550	-	-	1,706
	2012	2022	5.5% to 5.65%	2,600	2,600	2,600	-	-	8,149
	2012	2023	5.13%	1,851	1,851	1,851	-	-	5,783
			Total USD	7,721	7,721	7,721	-	-
			Total BRL						24,215

			Grand Total						58,439
	Subordinated Debt Reducer								35,969
	Subordinated Debts Elegibles to Capital(3)								29,128
(1) CDB is Bank Deposit Certificate and CDI is Interbank Deposit Certificate.  The subordinated notes are redeemable from November 2011.
(2) IPCA and IGP-M are Brazilian Inflation Indexes.
(3) According to current legislation, the accounting balance of subordinated debt elegible to capital as of December, 12 was used for the calculation of referential equity as of June, 15.

Itaú Unibanco

Risk Management – Pillar 3

For information on each instrument that is part of the Referential Equity as required by BACEN Circulars Nos. 3,678 and 3,716, please visit the website www.itau-unibanco.com.br/ri, section Corporate Governance, Pillar 3 – Spreadsheet Support, Appendix I and II (Appendix II – Main Features of the Referential Equity Instruments).

2.4	Risk-Weighted Asset (RWA)

According to CMN Resolutions Nos. 4,193 and 4,281, for assessing the minimum capital requirements, the RWA must be calculated by adding the portions, as shown below:

•	RWAcpad = portion relating to exposures to credit risk;
•	RWAcam = portion relating the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;
•	RWAjur = portion relating to exposures subjects to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio;
•	RWAcom = portion relating to exposures subjects to variations in commodity prices;
•	RWAacs = portion relating to exposures subjects to variations in equities prices and classified in the Trading Portfolio;
•	RWAopad = portion relating to the calculation of operational risk capital requirements.

The table below presents the consolidated evolution of RWA composition of Itaú Unibanco.  Each of the portions mentioned above will be presented in detail in the topics below.

Composition of Risk-Weighted Asset
R$ million
	Prudencial				Financial
Risk exposures	6/30/2015		3/31/2015		6/30/2014
Risk-Weighted Assets for Credit Risk (RWACPAD)	681,622	92.6%	728,559	92.4%	687,126	91.7%
Risk-Weighted Assets for Market Risk (RWAMPAD)	19,262	2.6%	24,776	3.1%	25,718	3.4%
Risk-Weighted Assets for Operational Risk (RWAOPAD)	35,509	4.8%	35,509	4.5%	36,566	4.9%
Risk-Weighted Assets (RWA)	736,393	100%	788,844	100%	749,409	100%

Risk-Weighted Assets for Credit Risk (RWAcpad)

The table below presents the credit risk-weighted (RWAcpad) separated by weighting factor and asset type:

Composition of Risk-Weighted Assets for Credit Risk (RWAcpad)
R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/2014
Risk exposures
Exposure weighted by credit risk (RWACPAD)	681,622	728,559	687,126
a) Per Weighting Factor (FPR):
FPR at 2%	101	136	54
FPR at 20%	6,085	6,291	7,168
FPR at 35%	9,050	8,579	7,333
FPR at 50%	42,723	46,681	19,749
FPR at 75%	142,557	145,250	132,446
FPR at 85%	142,034	147,950	133,408
FPR at 100%	275,611	305,875	298,907
FPR at 150%	-	-	19,188
FPR at 250%	36,339	34,294	32,425
FPR at 300%	13,362	18,002	19,731
FPR up to 1250%(1)	1,407	1,688	6,958
Derivatives – Future potential gain and Variation of the counterparty credit quality	12,353	13,812	9,758
b) Per Type:
Securities	54,016	55,102	44,174
Loan operations - Retail	116,072	119,257	108,545
Loan operations - Non-retail	225,751	232,035	233,114
Joint liabilities - Retail	302	324	169
Joint liabilities - Non-retail	63,692	65,499	64,006
Loan commitments - Retail	26,172	25,651	23,729
Loan commitments - non-retail	16,695	17,629	26,474
Other exposures	178,922	213,063	186,915
(1) Taking into consideration the application of the “F” factor required by Article 29 of Circular No. 3,644, 2013.

Itaú Unibanco

Risk Management – Pillar 3

Risk-Weighted Assets for Market Risk (RWAmpad)

The amount of RWAmpad is obtained by adding the terms:  RWAcam, RWAjur, RWAcom, RWAacs.  The table below presents the risk weighted assets for Market Risk:

Composition of Risk-Weighted Assets for Market Risk (RWAmpad)
R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/2014
Risk-Weighted Assets for Market Risk (RWAMPAD)	19,262	24,776	25,718
Trades subject to interest rate variation (RWAJUR)	9,957	12,046	16,206
Fixed income interest rate denominated in reais (RWAJUR1)	4,252	3,995	4,383
Foreign exchange linked interest rate (RWAJUR2)	3,604	4,858	6,379
Price index linked interest rate (RWAJUR3)	2,101	3,194	5,210
Interest rate linked interest rate (RWAJUR 4)	-	-	234
Operations subject to commodity price variation (RWACOM)	573	921	1,397
Operations subject to stock price variation (RWAACS)	1,128	610	1,056
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange rate variations (RWACAM)	7,605	11,198	7,059
Referential equity calculated for covering the interest rate risk of trades of the banking book (RBAN)	1,418	1,216	1,108

Risk-Weighted Assets for Operational Risk (RWAopad)

BACEN Circulars Nos. 3,640, 3,675 and 3,739 establish the criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWAopad).  In accordance with current regulation, the exposure of RWAopad is calculated on a semiannual basis, relating to June 30th and December 31st.

The RWA for operational risk is presented below:

Composition of Risk-Weighted Assets for Operational Risk (RWAopad)
R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/2014
Risk-Weighted Assets for Operational Risk (RWA OPAD)	35,509	35,509	36,566
Retail	6,946	6,946	6,897
Commercial	16,653	16,653	12,502
Corporate finance	1,370	1,370	1,127
Negotiation and sales	2,581	2,581	9,430
Payments and settlements	3,070	3,070	2,785
Financial agent services	2,756	2,756	1,814
Asset management	2,132	2,132	1,993
Retail brokerage	1	1	19

Itaú Unibanco

Risk Management – Pillar 3

2.5	Capital Adequacy

Itaú Unibanco, through the ICAAP, assesses the adequacy of capital to face the incurred risks.  The capital is composed of regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the robustness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains PR levels above the minimum levels, according to the Basel ratio, Common Equity Tier I, Additional Tier I Capital and Tier II.

On June 30, 2015, the PR reached R$ 126,424 million, R$ 97,008 million in Tier I and R$ 29,416 million in Tier II.

Composition of Referential Equity (PR)
R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/2014
Tier I	97,008	91,501	86,478
Common Equity Tier I	96,959	91,451	86,465
Additional Tier I Capital	49	50	13
Tier II	29,416	29,402	33,556
Referential Equity (PR)	126,424	120,903	120,034
Required Referential Equity (PRE)	81,003	86,773	82,435
Excess capital in relation to Required Referential Equity	45,421	34,130	37,599

On June 30, 2015, the Basel ratio reached 17.2%, an increase of 190 basis points from March 31, 2015.  The increase in the quarter was mainly driven by the decrease of 6.6% in the total exposure of Risk-Weighted Assets (RWA), when compared to March 31, 2015, in addition to the 4.6% increase in the Referential Equity for the quarter, mainly driven by the generation of income and a decreased tax loss carryforward balance.

The fixed asset ratio shows the percentage at which the PR is committed to permanent assets.  Itaú Unibanco is within the maximum limit of 50% of the Adjusted PR, as established by BACEN.

The Basel and Fixed asset ratios are presented in the table below.

Basel and Fixed Asset Ratios
R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/204
Basel ratio	17.2%	15.3%	16.0%
Tier I	13.2%	11.6%	11.5%
Common Equity Tier I	13.2%	11.6%	11.5%
Additional Tier I Capital	0.0%	0.0%	0.0%
Tier II	4.0%	3.7%	4.5%
Fixed assets ratio	30.1%	47.5%	48.4%
Excess Capital in Relation to Fixed Assets	25,153	3,054	1,911

To assess the adequacy of Itaú Unibanco’s capital, an internal capital adequacy assessment process (ICAAP) is in place.

The first stage of ICAAP consists of identifying and analyzing the materiality of the risks to which Itaú Unibanco is exposed.  Itaú Unibanco’s risk identification process is as follows:  (i) map any and all risks that might exist within the institution, taking into account its complexity, its business models, and its social and economic environment and analyzing the materiality, taking into account the initial mapping, of the risks identified under the structured approach and transparent assessment criteria.

Once the material risks are identified, the next stage consists of conducting an individual assessment of the need for additional capital to cover the risk.  For risks that capital needs are identified, internal methodologies are developed to quantify the capital required to protect the institution from any unexpected losses that could arise if such risks materialize.  As for those risks with some type of regulatory capital requirement (credit risk, trading book market risk, and operational risk), the adequacy of the required capital level to determine if the regulatory capital levels are adequate to cover all our exposures.

To ensure that the institution has an adequate, sustainable level of capitalization, in light of (i) the previously identified material risks, (ii) our business strategy, and (ii) the economic environment, it is also in place, under the ICAAP, a capital planning process.  Under this process, capital projections are prepared for the conglomerate, both in common baseline and stress scenarios, aimed at providing inputs to Senior Management and the Board of Directors on capital management.

Itaú Unibanco also has a capital contingency plan for cases where the sources of capital prove to be unfeasible or inadequate, or for cases where unforeseen events could affect our capital adequacy.  The capital contingency plan comprises a set of actions that would allow us to increase our capitalization levels, if required.

Itaú Unibanco

Risk Management – Pillar 3

Finally, to complete all the steps above, our capital adequacy is assessed by comparing it with the total capital required to cover all material risks, obtained using internal methodologies.  This process is conducted annually and generates a report, which is submitted to the BACEN.

The output of the latest ICAAP conducted for December 2014, indicates that Itaú Unibanco not only has adequate capital to cover all material risks but also has a high capital buffer, thus ensuring the institution’s financial soundness.

Itaú Unibanco

Risk Management – Pillar 3

3	Balance Sheet

Balance Sheet

The following is a comparison between Itaú Unibanco’s Prudential Conglomerate Balance Sheet and its Consolidated Balance Sheet presented at the Financial Statements.  Information presented in the Prudential Conglomerate are sufficiently detailed so that the heritage elements disclosed in Appendix I are identified in the last column of the table below.

Comparisson of balance sheets – Assets				R$ million
	Consolidated Balance Sheet	Diferences 1	Prudential	Ref. Annex I
Assets	6/30/2015
Current assets and Long-term receivables	1,210,691	(136,474)	1,074,217
Cash and cash equivalents	18,005	(207)	17,798
Interbank investments	192,433	(3,867)	188,566
Securities and derivative financial instruments	334,727	(122,339)	212,388
Interbank accounts	64,503	-	64,503
Interbranch accounts	148	-	148
Loan, lease and other credit operations	429,332	(3,708)	425,624
Other receivables	167,559	(5,214)	162,345
Tax credit and Actuarial Assets	-	-	17,095
Tax credits arising from income tax losses and social contribution	-	-	7,461	(b)
Credits resulting from temporary differences	-	-	9,370	(c)
Actuarial assets related to defined benefit pension funds	-	-	264	(d)
Other	-	-	145,250
Other assets	3,984	(1,139)	2,845
Permanent assets	19,819	23,886	43,705
Investments	3,610	18,389	21,999
Goodwill based on the expectation of future profitability	-	-	381	(e)
investments in the capital of companies that are similar to non-consolidated financial institutions and insurance companies	-	-	9,463	(f)
investments in the capital of financial institutions	-	-	663	(a)
Other	-	-	11,492
Real estate in use	7,379	(602)	6,777
Deferred permanent assets	-	-	33	(g)
Other	-	-	6,744
Goodwill	213	(212)	1
Goodwill based on the expectation of future profitability	-	-	1	(e)
Intangible assets	8,618	6,310	14,928
Acquisition of rights to credit payroll	1,053	-	1,053
Intangible assets acquired from October 1st 2013	-	-	167	(h)
Intangible assets acquired before October 1st 2013	-	-	886	(i)
Other intangible assets	10,390	10,843	21,233
Intangible assets acquired from October 1st 2013	-	-	3,883	(h)
Intangible assets acquired before October 1st 2013	-	-	3,921	(i)
Goodwill based on the expectation of future profitability	-	-	12,828	(e)
Deferred permanent assets	-	-	385	(g)
Other	-	-	216
(Accumulated amortization)	(2,825)	(4,533)	(7,358)
Intangible assets acquired from October 1st 2013	-	-	(572)	(h)
Intangible assets acquired before October 1st 2013	-	-	(1,650)	(i)
Goodwill based on the expectation of future profitability	-	-	(4,819)	(e)
Deferred permanent assets	-	-	(317)	(g)
Total assets	1,230,510	(112,588)	1,117,922
1 Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies:  REDE and Insurance, Pension Plan and Capitalização) within the Prudential Conglomerate and also by the eliminations of transactions with related parties.

Itaú Unibanco

Risk Management – Pillar 3

Comparison of balance sheets – Liabilities
	Consolidated Balance Sheet	Diferences 1	Prudential Conglomerate	Ref. Annex I
Liabilities	6/30/2015
Current and Long-term Liabilities	1,126,530	(115,988)	1,010,542
Deposits	280,443	4,567	285,010
Deposits received under securities repurchase agreements	305,300	2,161	307,461
Funds from acceptances and issuance of securities	52,175	8	52,183
Interbank accounts	5,185	-	5,185
Interbranch accounts	5,263	2	5,265
Borrowings and onlending	92,138	(30)	92,108
Derivative financial instruments	23,912	126	24,038
Technical provision for insurance, pension plan and capitalization	121,652	(121,652)	-
Other liabilities	240,461	(1,169)	239,292
Social and statutory	12,684	(1,849)	10,835
Tax credits arising from income tax losses and social contribution	-	-	4,499	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	-	149	(d)
Other	-	-	6,187
Other	-	-	228,457
Deferred income	1,499	(7)	1,492
Minority interest in subsidiaries	1,770	(885)	885	(j)
Non-controlling interest in subsidiaries that are part of the conglomerate	-	-	885
Stockholders’ equity	100,711	4,292	105,003
Capital	85,148	-	85,148
Eligible Instruments	-	-	85,148	(k)
Capital reserves	1,331	-	1,331
Capital reserves	-	-	1,331	(m)
Revenue reserves	16,640	3,541	20,181
Revenue reserves	-	-	20,181	(l)
Asset valuation adjustment	(66)	751	685
Other revenue and other reserve	-	-	685	(m)
(Treasury shares)	(2,342)	-	(2,342)
Shares or other instruments issued by the bank	-	-	(2,342)	(n)
Total liabilities and stockholders’ equity	1,230,510	(112,588)	1,117,922
1 Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies:  REDE and Insurance, Pension Plan and Capitalização) within the Financial Conglomerate and also by the eliminations of transactions with related parties.

Itaú Unibanco

Risk Management – Pillar 3

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding

The following is a list of institutions that comprise the financial statements of Itaú Unibanco Holding Consolidated Balance Sheet presented at the Financial Statements.  The institutions that, in addition to being included in the Consolidated Balance Sheet, are also included in the Prudential Conglomerate, are listed below.

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding
Institutions
Aco Ltda.	Itaú Administradora de Consórcios Ltda.(1)
Afinco Américas Madeira, Sgps, Sociedade Unipessoal, Ltda.	Itaú Asia Securities Ltd.(1)
Aj Títulos Públicos Fundo de Investimento Referenciado DI(1)	Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión
Albarus S.A.	Itaú Bahamas Directors Ltd.
Banco Del Paraná S.A.	Itaú Bahamas Nominees Ltd.
Banco Investcred Unibanco S.A.(1)	Itaú Bank & Trust Bahamas Ltd.(1)
Banco Itaú (Suisse) S.A.(1)	Itaú Bank & Trust Cayman Ltd.(1)
Banco Itaú Argentina S.A.(1)	Itaú Bank, Ltd.(1)
Banco Itaú BBA S.A.(1)	Itaú BBA Colombia S.A. Corporacion Financiera(1)
Banco Itaú BMG Consignado S.A.(1)	Itaú BBA Corredor de Bolsa Ltda.(1)
Banco Itaú Chile S.A.(1)	Itaú BBA International (Cayman) Ltd.(1)
Banco Itaú International(1)	Itaú BBA International Plc(1)
Banco Itaú Paraguay S.A.(1)	Itaú BBA México, Casa de Bolsa, S.A. de C.V.(1)(2)
Banco Itaú Uruguay S.A.(1)	Itaú BBA México, S.A. de C.V.
Banco Itaú Veículos S.A.(1)	Itaú BBA Participações S.A.
Banco Itaubank S.A.(1)	Itaú BBA Sas
Banco Itaucard S.A.(1)	Itaú BBA Trading S.A.
Banco Itauleasing S.A.(1)	Itaú BBA Uk Securities Limited(1)
BFB Rent Administração e Locação Ltda.	Itaú BBA Usa Securities Inc.(1)
Bicsa Holding Ltd.	Itaú BMG Corretora de Seguros Ltda.
Bie Cayman Ltd.	Itaú BMG Gestão de Vendas Ltda.
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itaú BMG Participação Ltda.
Cia. Itaú de Capitalização	Itaú BMG Seguradora S.A.
Credicard Promotora de Vendas Ltda.	Itaú Cayman Directors Ltd.
Ctbh Fundo de Investimento Imobiliário - Fii(1)	Itaú Cayman Nominees Ltd.
Dibens Leasing S.A. - Arrendamento Mercantil(1)	Itaú Chile Administradora General de Fondos S.A.
Estrel Serviços Administrativos S.A.	Itaú Chile Compañia De Seguros de Vida S.A.
Facilita Promotora Ltda.	Itaú Chile Corredora de Seguros Ltda.
Fic Promotora de Vendas Ltda.	Itaú Chile Holdings, Inc.
Financeira Itaú CBD S.A. - Crédito, Financ. e Investimento(1)	Itaú Chile Inversiones, Servicios y Administracion S.A.
Fundo Fortaleza Investimento Imobiliário(1)	Itaú Cia. Securitizadora de Créditos Financeiros(1)
Garnet Corporation	Itaú Corretora de Valores S.A.(1)
Hipercard Banco Múltiplo S.A.(1)	Itaú Distribuidora de Títulos e Valores Mobiliários S.A.(1)
Icarros Ltda.	Itaú EU Lux-Itaú Latin America Equity Fund(1)
Iga Participações S.A.	Itaú EU Lux-Itaú Brazil Equity Fund(1)
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.(1)	Itaú Europa Luxembourg S.A.
Intrag-Part Administração e Participações Ltda.	Itaú Global Asset Management Limited
Investcard Referenciado DI - Fundo de Invetimentos Cotas FI (1)	Itaú Institucional Curto Prazo - Fundo de Investimento
Investimentos Bemge S.A.	Itaú International Investment LLC
Ipi - Itaúsa Portugal Investimentos, Sgps Lda.	Itaú International Securities Inc.(1)
Itaú Administração Previdenciária Ltda.	Itaú Japan Asset Management Limited
(1) Institutions that also comprise the Prudential Conglomerate
(2) New denomination of “Itaú BBA México, Casa de Bolsa, S.A”

Itaú Unibanco

Risk Management – Pillar 3

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding
Institutions
Itaú Kinea Private Equity MM FICFI CP(1)	Maxipago Serviços de Internet S.A.
Itaú Middle East Limited	MCC Asesorías Limitada
Itaú Rent Administração e Participações Ltda.	MCC Securities Inc.(1)
Itaú Seguros S.A.	MCC S.A. Corredores de Bolsa(1)(2)
Itaú Singapore Securities Pte. Ltd.(1)	Megabônus Negócios de Varejo Ltda.
Itaú Uk Asset Management Limited	Microinvest S.A. Soc. de Crédito a Microempreendedor(1)
Itaú Unibanco Holding Cayman Branch(1)	Mundostar S.A.
Itaú Unibanco Holding S.A.(1)	Nevada Woods S.A.
Itaú Unibanco S.A. Cayman Branch(1)	Oca S.A.(1)
Itaú Unibanco S.A. New York Branch(1)	Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior(1)
Itaú Unibanco S.A. Tokyo Branch(1)	Portonovo Companhia Securitizadora de Créditos Financeiros(1)
Itaú Unibanco S.A.(1)	Pró-Imóvel Promotora Ltda.
Itaú Unibanco S.A.Nassau Branch(1)	Proserv - Promociones y Servicios S.A. de Capital Variable
Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.	Provar Negócios de Varejo Ltda.
Itaú Unibanco Veículos Administradora de Consórcios Ltda.(1)	Proyek Fip(1)
Itaú Usa Asset Management Inc.	Razac Fundo de Investimento em Participações(1)
Itaú Usa Inc.	Recuperadora de Creditos Ltda.
Itaú Valores S.A.(1)	Redecard S.A.(1)
Itaú Vida E Previdência S.A.	Rt Alm 5 Fundo de Investimento Renda Fixa
Itauprev Retirement Renda Fixa Crédito Privado - Fundo de Investimento	Rt Alm Soberano 2 Fundo de Investimento Renda Fixa
Itaúsa Europa Investimentos, Sgps, Lda.	Rt Defiant Multimercado - Fundo de Investimento
Itaúsa Portugal - Soc. Gestora de Partic. Sociais, S.A.	Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento
Itauseg Participações S.A.	Rt Enterprise Curto Prazo - Fundo de Investimento(1)
Itauseg Saúde S.A.	Rt Excelsior Renda Fixa Crédito Privado - Fundo de Investimento
Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.(1)	Rt Itaú Dj Títulos Públicos Fundo de Investimento Referenciado DI(1)
Itb Holding Brasil Participações Ltda.	Rt Nation Renda Fixa Fundo de Investimento
Itb Holding Ltd.(1)	Rt Union Renda Fixa Fundo de Investimento
Itrust Servicios Inmobiliarios S.A.C.I.	Rt Valiant Renda Fixa - Fundo de Investimento
Iucor Corretora de Seguros Ltda.	Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento(1)
Jasper International Investment LLC	Topaz Holding Ltd.
Karen International Limited	Trishop Promoção e Serviços Ltda.
Kinea Dinâmico Master Long Biased Fundo de Investimento Em Ações(1)	Tulipa S.A.
Kinea I Pipe Fundo de Investimento em Ações(1)	Ubt Finance S.A.
Kinea I Private Equity Fip(1)	Unibanco Empreendimentos Ltda.
Kinea I Total Return Equity - Fundo de Investimento Em Cotas de Fundos de Investimento Multimercado(1)	Unibanco Negócios Imobiliários Ltda.
Kinea II Macro Fundo de Investimento Multimercado(1)	Uni-Investment International Corp.(1)
Kinea Investimentos Ltda.	Unión Capital Afap S.A.
LCPAR Holding Ltda.	Universo Fundo de Investimento em Participacoes(1)
Licania Fund Limited(1)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento(1)
Marcep Corretagem de Seguros S.A.
(1) Institutions that also comprise the Prudential Conglomerate.
(2) New denominations of “Munita, Cruzat Y Claro S.A. Corredores de Bolso”

Itaú Unibanco

Risk Management – Pillar 3

List of the material entities

Total assets, shareholders’ equity, and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions							R$ million
			6/30/2014		3/30/2014		6/30/2014
Institutions of Financial Accounting Scope of Consolidations	Country	Activity	Total Assets	Equity	Total Assets	Equity	Total Assets	Equity
Banco Credicard S.A. (1) (2)	Brasil	Instituição Financeira	-	-	-	-	8,309	1,146
Banco Itaú Argentina S.A. (1)	Argentina	Instituição Financeira	5,797	706	6,209	703	4,309	445
Banco Itaú BBA S.A. (1)	Brasil	Instituição Financeira	6,571	5,469	6,279	5,893	5,969	5,303
Banco Itaú BMG Consignado S.A (1)	Brasil	Instituição Financeira	46,070	2,213	46,971	2,151	20,606	1,087
Banco Itaú Chile (1)	Chile	Instituição Financeira	38,475	3,674	40,478	3,771	28,169	2,851
Banco Itaú Paraguay S.A. (1)	Paraguai	Instituição Financeira	10,700	1,357	11,042	1,397	6,840	926
Banco Itaú Suisse S.A. (1)	Suíça	Instituição Financeira	4,143	601	4,840	584	2,718	403
Banco Itaú Uruguay S.A. (1)	Uruguai	Instituição Financeira	13,074	1,108	13,475	1,094	8,594	750
Banco Itaucard S.A. (1)	Brasil	Instituição Financeira	115,576	18,604	123,034	19,664	140,008	17,652
Banco Itauleasing S.A. (1)	Brasil	Instituição Financeira	10,529	9,912	10,265	9,752	40,044	39,123
Cia. Itaú de Capitalização	Brasil	Capitalização	4,219	845	4,169	841	5,650	2,424
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brasil	Arrendamento Mercantil	147,176	3,428	150,805	3,197	168,160	24,574
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)	Brasil	Sociedade de Crédito	3,851	1,052	3,796	978	3,615	855
Hipercard Banco Múltiplo S.A. (1)	Brasil	Instituição Financeira	8,045	3,716	8,141	3,627	7,587	2,167
Itau Bank, Ltd. (1)	Ilhas Cayman	Instituição Financeira	23,532	2,916	28,137	2,913	21,091	1,782
Itau BBA Colombia S.A. Corporación Financiera (1)	Colômbia	Instituição Financeira	581	380	474	398	461	379
Itaú BBA International PLC (1)	Reino Unido	Instituição Financeira	20,880	3,103	22,105	3,184	13,459	2,139
Itaú BBA USA Securities Inc. (1)	Estados Unidos	Corretora de Valores	2,621	1,385	7,741	1,446	4,650	1,022
Itaú BMG Seguradora S.A.	Brasil	Seguros	206	75	207	74	189	68
Itaú Corretora de Valores S.A. (1)	Brasil	Corretora de Títulos e Valores Mobiliários	4,403	2,650	5,475	2,745	4,077	2,298
Itaú Seguros S.A.	Brasil	Seguros	12,029	5,893	12,159	5,817	18,936	7,512
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento (1) (3)	Brasil	Sociedade de Crédito	-	-	-	-	4,130	3,615
Itaú Unibanco S.A. (1)	Brasil	Instituição Financeira	1,126,076	55,359	1,185,732	51,699	1,084,561	47,083
Itaú Vida e Previdência S.A.	Brasil	Previdência Complementar	119,594	5,290	114,424	5,202	102,249	5,785
Luizacred S.A. Soc. Cred. Financiamento Investimento (1)	Brasil	Sociedade de Crédito	4,459	584	4,476	561	4,264	553
Redecard S.A. - REDE (1)	Brasil	Adquirente	42,902	13,549	45,176	13,074	41,663	12,595
(1) Prudential Conglomerate Institutions
(2) Institution incorporated on 08/31/2014 by Itaucord S.A.
(3) Institution incorporated on 01/31/2015 by Itaú Unibanco S.A. and Itaú BBA Participações S.A.

Itaú Unibanco

Risk Management – Pillar 3

4	Investments in other entities

4.1	Investments in other entities not classified in the trading book

The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with accounting practices adopted in Brazil, as established by Brazilian Corporate Law, together with CMN, BACEN, and Brazilian Securities and Exchange Commission (CVM) regulations, in the latter case when such regulations are not inconsistent with BACEN regulations.

The interests held in other entities, except those measured at book value (equity method of accounting), which we intend to hold for a long term, are classified in Permanent Assets and measured at their acquisition cost (cost method).  Investments measured under the cost method are stated at their historical amount, i.e., the price the company paid to acquire them.  The investor does not account for the profits or losses of an investee, except when related to the dividends based on profits obtained, when distributed.

Investments in other companies which there is no intention to hold for a long term are classified as Securities and, based on the designation defined pursuant to Management strategies, they are recognized at fair value, in other comprehensive income.

In accordance with the qualitative characteristics of useful financial information, Itaú Unibanco substantially applies its policies on a systematic basis, thus ensuring the consistency and comparability of its information, except when otherwise required by regulators, under amended regulations.

In the first semester of 2015 there were no significant amendments to policies related to equity interests.

For further information on Itaú Unibanco’s accounting policies, please see Note 4 – Summary of Significant Accounting Policies, to the Consolidated Financial Statements, that can be found on the website www.itau-unibanco.com.br/ri.

The following is the amount of investments not classified in the trading book and comprises the investments recognized in permanent assets, except the investments valued using the equity method, and the stock investments, classified as Securities not classified in the trading book.

Investments in other entities			R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/2014
Carrying Amount	1,178	856	677
Public	416	103	62
Private	763	753	615
Fair value	1,332	967	808
Public	537	206	186
Private	795	761	622
Gain or losses arising on investments in other entities	0	(0)	(2)
Recognized and unrealized gain or losses	(235)	(250)	(220)
Unrecognized and unrealized gain or losses	154	108	131

Capital required for investments in other entities not classified in the trading book according to the criteria described in the paragraph above was R$ 121 million during the second quarter of 2015.

Itaú Unibanco

Risk Management – Pillar 3

5	Credit Risk

5.1	Framework and Treatment

Credit risk is the possibility of losses associated with:  failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

Itaú Unibanco’s credit risk management and control structure establishes operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control risk that can quantify the credit risk inherent to all products, portfolio concentrations and the impacts of potential changes in the economic environment.  The Bank’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

Itaú Unibanco’s credit risk management is the primary responsibility of all Business Areas and is aimed at maintaining the quality of the credit portfolio at levels that are consistent with the institution’s risk appetite, for each market segment in which it operates.  The Business Areas have to:

•	Follow up and closely monitor the portfolios under their responsibility;
•	Grant credit in accordance to the authority levels, market conditions, macroeconomic prospects, changes in markets and products and the effects of sector and geographic concentrations;
•	Manage credit risk adopting actions that provide sustainability to its business.

Itaú Unibanco’s credit policy is based on internal factors, such as:  client rating criteria, performance and evolution of the portfolio, default levels, return rates, and the allocated economic capital; and on external factors, related to the economic environment, interest rates, market default indicators, inflation and changes in consumption.

Itaú Unibanco has a structured process to maintain a diversified portfolio, which is considered appropriate by the institution.  The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

The credit risk management governance is conducted through collegiate bodies that are subordinated to the Board of Directors or the executive structure of Itaú Unibanco, and act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies and approving the actions at the respective authority levels.  The risk communication and reporting process, including disclosure of institutional policies on credit risk management, are responsible for this structure.

The credit risk control is carried out by an independent executive area segregated from the business units, as required by the current regulation.  Among others, the main responsibilities of the credit risk control area are to:

•	Monitor and control the performance of the credit portfolios in view of the limits approved by senior management;
•	Conduct the centralized control of the credit risk segregated from the business units;
•	Manage the process of preparation, review and approval of institutional policies of credit risk, meeting the regulatory guidelines;
•	Assess the credit risk of the operations at the authority levels appointed by the credit commissions.

The policies and products’ evaluation process enables the Itaú Unibanco to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

Itaú Unibanco’s centralized process for approving credit policies and validating models ensures the synchronization of credit actions.

The credit rating process for wholesale transactions is based on information such as the economic and financial condition of the counterparty, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates.  Credit proposals are analyzed on a case-by-case basis through the approval governance.

With respect to retail transactions (individuals, small and medium companies), ratings are assigned based on statistical application and behavior score models.  Decisions are met based on continuously monitored scoring models.  Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable authority levels.

Itaú Unibanco

Risk Management – Pillar 3

Additionally, the risk assessment of both the retail segments and the wholesale segment incorporate client debts both to Itaú and the market.

Itaú Unibanco rates government securities and other debt instruments according to their credit quality with the purpose of managing the exposures.

Itaú Unibanco strictly controls credit exposure to clients and counterparties, acting on occasional limit breaches.  In this sense, contractual covenants may be used, such as the right to demand early payment or require of additional collateral.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, including:  (i) country risk governance; (ii) country ratings; (iii) credit limits for countries; (iv) limits monitoring; and (v) actions to limit breaches.

In line with the principles of CMN Resolution 3,721, Itaú Unibanco’s credit risk management structure and institutional policy are approved by its Board of Directors, applicable to all companies and subsidiaries in Brazil and abroad.

The guidelines of the institutional credit risk management policy can be accessed at http://www.itau-unibanco.com/ri, under Corporate Governance, Regulations and Policies, Public Access Report – Credit Risk.

Itaú Unibanco

Risk Management – Pillar 3

5.2	Credit Portfolio Analysis

Evolution of the Credit Portfolio

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different view stands:  operations with credit granting characteristics segregated by Brazil Geographic Regions, by Countries, economic sector, by type of product and remaining maturity, concentration of the credit portfolio on largest debtors and the amount of the overdue transactions and allowance for loan losses.

Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries

Operations with Credit(1) Granting Characteristics in Brazil: Exposure						R$ million
	Prudential
	6/30/2015						3/31/2015
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	125,667	22,252	8,083	30,666	13,444	200,112	199,287
Rural Loans	171	29	-	1	7	208	228
Real State	26,316	2,105	326	1,358	1,449	31,554	29,963
Payroll	24,416	5,350	3,799	8,696	3,925	46,186	45,514
Vehicle and Leasing	12,922	3,586	1,039	2,750	2,306	22,603	24,937
Credit card	38,481	7,830	2,313	15,966	3,815	68,405	67,788
Endorsements and Sureties	562	35	2	11	52	662	703
Personal Loans (Other)	22,799	3,317	604	1,884	1,890	30,494	30,154
Companies	249,397	21,071	2,287	9,578	5,880	288,213	299,204
Rural Loans	3,947	3,003	18	220	446	7,634	7,883
Investments	60,802	7,234	1,033	4,127	2,379	75,575	79,159
Import and Export	21,967	1,277	186	573	232	24,235	26,777
Working Capital, Discount Bonds and Guaranteed Account	90,776	8,652	976	4,260	2,554	107,218	109,185
Endorsements and Sureties	69,893	459	28	195	111	70,686	73,488
Other	2,012	446	46	203	158	2,865	2,712
Total	375,064	43,323	10,370	40,244	19,324	488,325	498,491
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics by Countries: Exposure											R$ million
	Prudential
	6/30/2015											3/31/2015
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	200,112	1,373	16,043	-	-	2,580	-	-	1,966	-	222,074	222,145
Rural Loans	208	-	-	-	-	-	-	-	-	-	208	228
Real State	31,554	2	8,435	-	-	155	-	-	205	-	40,351	38,946
Payroll	46,186	-	-	-	-	-	-	-	-	-	46,186	45,514
Vehicle and Leasing	22,603	-	-	-	-	151	-	-	-	-	22,754	25,110
Credit card	68,405	995	1,227	-	-	758	-	-	1,233	-	72,618	72,252
Endorsements and Sureties	662	-	81	-	-	-	-	-	9	-	752	796
Personal Loans (Other)	30,494	376	6,300	-	-	1,516	-	-	519	-	39,205	39,299
Companies	288,213	2,919	20,180	379	3,241	3,671	10,289	2,056	4,463	75	335,486	348,773
Rural Loans	7,634	-	-	-	-	-	-	-	-	-	7,634	7,883
Investments	75,575	3	2,192	-	-	9	28	-	80	-	77,887	81,536
Import and Export	24,235	229	360	-	3,018	-	3,199	2,002	-	-	33,043	35,446
Working Capital, Discount Bonds and Guaranteed Account	107,218	2,441	15,554	379	-	3,480	6,915	-	4,171	47	140,205	144,714
Endorsements and Sureties	70,686	246	2,074	-	223	181	147	54	212	28	73,851	76,481
Other	2,865	-	-	-	-	1	-	-	-	-	2,866	2,713
Total	488,325	4,292	36,223	379	3,241	6,251	10,289	2,056	6,429	75	557,560	570,918
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Quarterly Average Exposure						R$ million
	Prudential
	6/30/2015						3/31/2015
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	125,209	22,225	8,099	30,662	13,505	199,700	198,561
Rural Loans	180	29	-	1	8	218	231
Real State	25,665	2,048	309	1,326	1,410	30,758	29,278
Payroll	24,184	5,311	3,781	8,618	3,956	45,850	43,473
Vehicle and Leasing	13,624	3,757	1,093	2,877	2,419	23,770	26,074
Credit card	38,256	7,767	2,316	15,964	3,794	68,097	68,914
Endorsements and Sureties	579	36	3	12	53	683	748
Personal Loans (Other)	22,721	3,277	597	1,864	1,865	30,324	29,843
Companies	254,305	21,448	2,330	9,643	5,982	293,708	298,234
Rural Loans	4,050	3,046	16	218	428	7,758	7,985
Investments	62,033	7,509	1,082	4,260	2,483	77,367	79,719
Import and Export	23,351	1,243	186	497	229	25,506	25,779
Working Capital, Discount Bonds and Guaranteed Account	91,612	8,767	972	4,273	2,577	108,201	109,467
Endorsements and Sureties	71,267	478	29	199	114	72,087	72,560
Other	1,992	405	45	196	151	2,789	2,724
Total	379,514	43,673	10,429	40,305	19,487	493,408	496,795
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Itaú Unibanco

Risk Management – Pillar 3

Operations with Credit(1) Granting Characteristics by Countries: Quarterly Average Exposure											R$ million
	Prudential
	6/30/2015											3/31/2015
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	199,700	1,394	16,254	-	-	2,739	-	-	2,023	-	222,110	218,229
Rural Loans	218	-	-	-	-	-	-	-	-	-	218	231
Real State	30,758	2	8,524	-	-	159	-	-	206	-	39,649	37,511
Payroll	45,850	-	-	-	-	-	-	-	-	-	45,850	43,473
Vehicle and Leasing	23,770	-	-	-	-	162	-	-	-	-	23,932	26,236
Credit card	68,097	1,006	1,259	-	-	804	-	-	1,269	-	72,435	72,889
Endorsements and Sureties	683	-	82	-	-	-	-	-	9	-	774	832
Personal Loans (Other)	30,324	386	6,389	-	-	1,614	-	-	539	-	39,252	37,057
Companies	293,708	3,053	20,733	373	3,290	3,842	10,348	2,128	4,578	77	342,130	346,104
Rural Loans	7,758	-	-	-	-	-	-	-	-	-	7,758	7,985
Investments	77,367	3	2,219	-	-	10	28	-	84	-	79,711	81,940
Import and Export	25,506	236	370	-	3,059	-	3,004	2,070	-	-	34,245	33,558
Working Capital, Discount Bonds and Guaranteed Account	108,201	2,646	16,093	373	-	3,691	7,118	-	4,290	48	142,460	144,512
Endorsements and Sureties	72,087	168	2,051	-	231	140	198	58	204	29	75,166	75,384
Other	2,789	-	-	-	-	1	-	-	-	-	2,790	2,725
Total	493,408	4,447	36,987	373	3,290	6,581	10,348	2,128	6,601	77	564,240	564,333
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit Granting Characteristics by Economic Sector

The composition of loan portfolios by economic sector is presented below:

Operations with Credit Granting Characteristics in Brazil(1): Exposure								R$ million
Prudential
	6/30/2015								3/31/2015
Individuals	Rural Loans	Real State	Payroll	Leasing Vehicle and	Credit Card	Endorsements and Sureties	Personal Loans (Other)	Total	Total
Total	208	40,352	46,186	22,754	72,617	752	39,205	222,074	222,145
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure															R$ million
	Prudential
	6/30/2015														3/31/2015
	Rural Loans		Investments		Import and Export		Working Capital, Discount Bonds and Guaranteed Account		Endorsements and Sureties		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector	-	0.0%	1,877	2.4%	95	0.3%	3,335	2.4%	1,476	2.0%		0.0%	6,783	2.0%	7,044	2.0%
ENERGY	-	0.0%	-	0.0%	-	0.0%	105	0.1%	-	0.0%	-	0.0%	105	0.0%	154	0.0%
PETROCHEMICAL AND CHEMICAL	-	0.0%	1,793	2.3%	-	0.0%	3,112	2.2%	1,398	1.9%	-	0.0%	6,303	1.9%	6,434	1.8%
SUNDRY	-	0.0%	84	0.1%	95	0.3%	118	0.1%	78	0.1%	-	0.0%	375	0.1%	456	0.1%
Private Sector	7,634	100.0%	76,011	97.6%	32,948	99.7%	136,869	97.6%	72,375	98.0%	2,866	100.0%	328,703	98.0%	341,729	98.0%
SUGAR AND ALCOHOL	707	9.3%	5,873	7.5%	2,758	8.3%	935	0.7%	731	1.0%	114	4.0%	11,118	3.3%	11,412	3.3%
AGRIBUSINESS AND FERTILIZERS	1,627	21.3%	2,185	2.8%	4,233	12.8%	5,480	3.9%	1,838	2.5%	48	1.7%	15,411	4.6%	16,932	4.9%
FOOD AND BEVERAGE	1,070	14.0%	3,829	4.9%	1,665	5.0%	5,118	3.7%	8,149	11.0%	79	2.8%	19,910	5.9%	20,623	5.9%
BANKS AND OTHER FINANCIAL INSTITUTIONS	530	6.9%	312	0.4%	3	0.0%	5,918	4.2%	4,091	5.5%	7	0.2%	10,861	3.2%	11,195	3.2%
CAPITAL ASSETS	134	1.8%	3,319	4.3%	1,089	3.3%	3,133	2.2%	2,328	3.2%	93	3.2%	10,096	3.0%	10,782	3.1%
PULP AND PAPER	97	1.3%	858	1.1%	1,148	3.5%	788	0.6%	353	0.5%	11	0.4%	3,255	1.0%	3,352	1.0%
ELECTRONIC AND IT	1	0.0%	737	0.9%	295	0.9%	3,055	2.2%	2,614	3.5%	103	3.6%	6,805	2.0%	6,837	2.0%
PACKAGING	-	0.0%	562	0.7%	477	1.4%	1,338	1.0%	551	0.7%	95	3.3%	3,023	0.9%	3,056	0.9%
ENERGY AND SEWAGE	-	0.0%	3,868	5.0%	41	0.1%	3,198	2.3%	5,814	7.9%	2	0.1%	12,923	3.9%	12,972	3.7%
EDUCATION	7	0.1%	247	0.3%	1	0.0%	1,274	0.9%	782	1.1%	31	1.1%	2,342	0.7%	2,343	0.7%
PHARMACEUTICALS AND COSMETICS	-	0.0%	445	0.6%	389	1.2%	3,527	2.5%	2,718	3.7%	86	3.0%	7,165	2.1%	7,328	2.1%
REAL ESTATE AGENTS	14	0.2%	16,439	21.1%	38	0.1%	7,406	5.3%	1,576	2.1%	139	4.8%	25,612	7.6%	25,351	7.3%
ENTERTAINMENT AND TOURISM	2	0.0%	475	0.6%	33	0.1%	3,296	2.4%	437	0.6%	137	4.8%	4,380	1.3%	4,368	1.3%
WOOD AND FURNITURE	44	0.6%	745	1.0%	316	1.0%	1,677	1.2%	161	0.2%	78	2.7%	3,021	0.9%	3,217	0.9%
CONSTRUCTION MATERIAL	1	0.0%	1,815	2.3%	495	1.5%	3,417	2.4%	1,798	2.4%	86	3.0%	7,612	2.3%	7,821	2.2%
STEEL AND METALLURGY	40	0.5%	2,763	3.5%	1,966	5.9%	5,747	4.1%	2,356	3.2%	185	6.5%	13,057	3.9%	13,143	3.8%
MEDIA	-	0.0%	690	0.9%	66	0.2%	411	0.3%	576	0.8%	16	0.6%	1,759	0.5%	2,118	0.6%
MINING	-	0.0%	1,007	1.3%	657	2.0%	2,727	1.9%	3,095	4.2%	14	0.5%	7,500	2.2%	8,398	2.4%
INFRASTRUCTURE WORK	-	0.0%	1,332	1.7%	903	2.7%	1,984	1.4%	1,997	2.7%	93	3.2%	6,309	1.9%	6,816	2.0%
OIL AND GAS (2)	11	0.1%	636	0.8%	442	1.3%	3,289	2.3%	1,485	2.0%	40	1.4%	5,903	1.8%	6,272	1.8%
PETROCHEMICAL AND CHEMICAL	176	2.3%	1,447	1.9%	1,653	5.0%	3,347	2.4%	2,450	3.3%	181	6.3%	9,254	2.8%	10,069	2.9%
HEALTH CARE	-	0.0%	680	0.9%	44	0.1%	1,527	1.1%	519	0.7%	27	0.9%	2,797	0.8%	2,763	0.8%
INSURANCE AND REINSURANCE AND PENSION P	-	0.0%	-	0.0%	-	0.0%	3	0.0%	93	0.1%	-	0.0%	96	0.0%	107	0.0%
TELECOMMUNICATIONS	-	0.0%	627	0.8%	-	0.0%	699	0.5%	8,125	11.0%	6	0.2%	9,457	2.8%	10,516	3.0%
CLOTHING AND FOOTWEAR	92	1.2%	983	1.3%	722	2.2%	3,069	2.2%	506	0.7%	106	3.7%	5,478	1.6%	5,554	1.6%
TRADING	44	0.6%	183	0.2%	609	1.8%	941	0.7%	469	0.6%	21	0.7%	2,267	0.7%	2,264	0.6%
TRANSPORTATION	8	0.1%	9,432	12.1%	879	2.7%	4,782	3.4%	2,305	3.1%	192	6.7%	17,598	5.2%	18,635	5.3%
DOMESTIC APPLIANCES	-	0.0%	168	0.2%	188	0.6%	1,937	1.4%	706	1.0%	17	0.6%	3,016	0.9%	2,997	0.9%
VEHICLES AND AUTOPARTS	1	0.0%	5,831	7.5%	3,632	11.0%	6,748	4.8%	6,039	8.2%	152	5.3%	22,403	6.7%	23,031	6.6%
THIRD SECTOR	-	0.0%	26	0.0%	-	0.0%	3,637	2.6%	35	0.0%	2	0.1%	3,700	1.1%	3,600	1.0%
PUBLISHING AND PRINTING	-	0.0%	166	0.2%	40	0.1%	760	0.5%	227	0.3%	59	2.1%	1,252	0.4%	1,291	0.4%
COMMERCE - SUNDRY	4	0.1%	1,307	1.7%	612	1.9%	12,388	8.8%	2,771	3.8%	314	11.0%	17,396	5.2%	17,750	5.1%
INDUSTRY - SUNDRY	11	0.1%	125	0.2%	4,452	13.5%	3,881	2.8%	237	0.3%	8	0.3%	8,714	2.6%	9,251	2.7%
SUNDRY SERVICES	74	1.0%	2,590	3.3%	2,486	7.5%	20,157	14.4%	2,354	3.2%	273	9.5%	27,934	8.3%	29,745	8.5%
SUNDRY	2,939	38.5%	4,309	5.5%	616	1.9%	9,275	6.6%	2,089	2.8%	51	1.8%	19,279	5.7%	19,820	5.7%
Total	7,634	100.0%	77,888	100.0%	33,043	100.0%	140,204	100.0%	73,851	100.0%	2,866	100.0%	335,486	100.0%	348,773	100.0%
(1) Including sureties, endorsements and credit commitments, netted from allowance for loan losses.
(2) Comprises trade of fuel.  ?

Itaú Unibanco

Risk Management – Pillar 3

Remaining maturity of loan transactions

The table below presents the remaining maturity of credit risk operations detailed by type of products:

Remaining maturities of loan transactions (1)											R$ million
	Prudential								Financial
	6/30/2015				3/31/2015				6/30/2014
	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	up to 6 months	6 to 12 months	1 to 5 years	above 5 years
Individuals	59,924	5,391	59,856	63,125	60,606	5,786	64,247	58,623	61,401	5,681	71,727	33,753
Rural Loans	91	13	90	11	73	45	94	12	67	16	96	20
Real State	302	35	864	39,132	327	22	865	37,712	366	49	776	31,600
Payroll	258	747	23,129	22,077	254	713	25,209	19,377	299	513	27,368	1,138
Vehicle and Leasing	912	2,002	19,812	6	833	2,422	21,869	7	843	2,339	29,029	17
Credit card	51,360	-	-	-	51,694	-	-	-	51,765	-	-
Guarantees	89	195	185	284	130	158	205	305	86	220	178	98
Personal Loans (Other)	6,912	2,399	15,776	1,615	7,295	2,426	16,005	1,210	7,975	2,544	14,280	880
Companies	76,332	31,972	114,240	87,637	82,443	33,526	116,382	93,538	77,262	29,572	111,697	79,301
Rural Loans	3,768	1,562	1,821	230	3,776	2,213	1,433	267	3,461	1,452	1,680	336
Investments	4,728	7,585	39,437	17,927	4,251	7,256	42,992	17,994	4,426	5,431	42,341	17,163
Import and Export	12,483	4,284	13,556	2,573	13,422	5,360	13,732	2,910	10,981	3,405	10,929	2,734
Working Capital, Discount Bonds and Guaranteed Account	47,119	11,038	47,424	18,650	52,513	11,607	44,838	23,093	49,021	12,281	42,762	13,137
Endorsements and Sureties	8,157	7,357	9,744	47,877	8,325	6,949	11,348	48,895	9,094	6,667	11,768	45,762
Other	77	146	2,258	380	156	141	2,039	379	279	336	2,217	169
Total	136,256	37,363	174,096	150,762	143,049	39,312	180,629	152,161	138,663	35,253	183,424	113,054
(1) Do not include loan commitments.

Credit Concentration on the Major Debtors

Concentration of Largest Clients with Credit Granting Characteristics						R$ million
	Prudential				Financial
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations (1)	6/30/2015		3/31/2015		6/30/2014
Largest debtor	6,233	1.2%	6,094	1.1%	4,827	1.0%
10 largest debtors	34,125	6.5%	35,185	6.5%	30,752	6.3%
20 largest debtors	52,900	10.0%	55,535	10.2%	49,911	10.2%
50 largest debtors	87,138	16.5%	90,945	16.7%	82,539	16.9%
100 largest debtors	117,617	22.3%	123,307	22.7%	110,954	22.8%
(1) The amounts include endorsements and sureties.  Do not include loan commitments.
Concentration of Major Clients with Credit Granting Characteristics						R$ million
	Prudential				Financial
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Securities of Companies and Financial Institutions(1)	6/30/2015		3/31/2015		6/30/2014
Largest debtor	6,393	1.0%	6,244	1.0%	5,003	0.9%
10 largest debtors	45,654	7.4%	45,367	7.1%	38,709	6.9%
20 largest debtors	73,863	11.9%	75,807	11.8%	63,405	11.3%
50 largest debtors	122,578	19.8%	128,732	20.1%	109,240	19.6%
100 largest debtors	163,365	26.4%	173,826	27.1%	146,682	26.3%
(1) The amounts include endorsements and sureties.  Do not include loan commitments.

Itaú Unibanco

Risk Management – Pillar 3

Overdue Amounts

The table below presents the balance of overdue amounts:

Overdue Amounts: by Brazil Regions and Countries									R$ million
	Prudential
	6/30/2015					3/31/2015
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days
Southeast	6,324	2,015	4,727	4,225	601	5,996	2,155	3,737	4,233	702
South	1,134	422	661	807	50	1,102	324	683	781	90
North	291	100	192	254	11	332	92	224	216	14
Northeast	908	381	812	940	33	930	335	703	999	53
Midwest	614	199	415	416	26	629	196	367	444	29
Brazil	9,271	3,117	6,807	6,642	721	8,989	3,102	5,714	6,673	888
Foreign	884	129	205	216	50	964	129	230	193	105
Total	10,155	3,246	7,012	6,858	771	9,953	3,231	5,944	6,866	993

Overdue Amounts: by Economic Sector									R$ million
	Prudential
	6/30/2015					3/31/2015
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days
Public Sector	-	-	-	-	-	3	-	-	2	-
Private Sector	10,155	3,246	7,012	6,858	771	9,950	3,231	5,944	6,864	993
Companies	3,730	1,018	2,674	2,182	532	3,359	1,286	1,979	2,037	629
Industry and Commerce	1,664	527	1,666	1,060	156	1,777	503	883	1,168	156
Services	1,472	330	857	980	335	1,344	727	948	799	386
Primary	570	158	147	136	40	213	53	141	63	84
Other	24	3	4	6	1	25	3	7	7	3
Individuals	6,425	2,228	4,338	4,676	239	6,591	1,945	3,965	4,827	364
Total	10,155	3,246	7,012	6,858	771	9,953	3,231	5,944	6,866	993

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to determine the provision level that is appropriate to the risk incurred in each operation.  For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of past due amounts are taken into account and the volume of the regulatory provision is determined.

Itaú Unibanco recognizes an allowance in addition to that minimum required by BACEN, aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement.  This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery in the event of default, of transactions.

Allowance for Loan Losses – Quarterly evolution							R$ million
	Prudential
	6/30/2015				3/31/2015
	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance
Public Sector	(6)	2	2	(2)	(6)	-	-	(6)
Private Sector	(27,887)	(5,343)	5,578	(27,652)	(26,465)	(5,355)	3,933	(27,887)
Companies	(12,798)	(1,846)	2,412	(12,232)	(11,451)	(2,541)	1,194	(12,798)
Industry and Commerce	(5,047)	(1,254)	872	(5,429)	(4,450)	(1,289)	692	(5,047)
Services	(6,903)	(437)	1,458	(5,882)	(6,471)	(817)	385	(6,903)
Primary	(822)	(153)	77	(898)	(508)	(429)	115	(822)
Other	(26)	(2)	5	(23)	(22)	(6)	2	(26)
Individuals	(15,089)	(3,497)	3,166	(15,420)	(15,014)	(2,814)	2,739	(15,089)
Total	(27,893)	(5,341)	5,580	(27,654)	(26,471)	(5,355)	3,933	(27,893)

Itaú Unibanco

Risk Management – Pillar 3

Mitigating Instruments

Itaú Unibanco uses guarantees aiming at increasing resiliencies in operations with credit risk.  The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements.  There are normative and institutional credit policies governing the use of collateral.

To be considered as risk reduction instrument, the guarantees need to comply with requirements and determinations of the regulations that govern the guarantees, whether internal or external and are legally valid (effective), enforceable and regularly evaluated.

The collaterals used can generate risk mitigation.  The impact of asset assignment collaterals and purchased credit derivative hedges results from the collateral replacement, where a borrower’s risk parameters are replaced by the guarantor’s risk parameters.  When used for managerial purposes, in the case of collateral assets and the legal structures with mitigation capabilities and offsetting agreements, risk mitigation in made based on methodologies jointly established and approved by the business units in charge of credit risk management and the centralized credit risk control department.

These methodologies take into consideration factors related to the legal enforceability of collaterals, the necessary costs of enforcing them, and the expected recoverable amount, taking into consideration market volatility and liquidity.

Itaú Unibanco also uses credit derivatives, such as single name CDS, to mitigate the credit risk of its portfolios of securities.  These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continuously monitored and changed according to client behavior.  Thus, the potential loss values represent a fraction of the amount available.

The table below presents the total amount mitigated by risk mitigating instruments, as defined in BACEN Circular No. 3,644, Art. 36, 3rd paragraph.

It is worth noting that purchase and sale commitments and residential real estate or first mortgage-backed loan operations are considered when determining risk weights assets.

Total Mitigation			R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	06/30/2014
Demand and time deposits, savings and own financial credit bills	278,221	306,757	272,814
FPR 0%	278,221	306,757	272,814
Securities	7,214	20,726	5,957
FPR 0%	7,214	20,726	5,698
FPR 20%	-	-	259
Personal Guarantee	34,938	34,257	335
FPR 0%	3,036	3,109
FPR 50%	31,902	31,149	335

Itaú Unibanco

Risk Management – Pillar 3

Counterparty Credit Risk

Itaú Unibanco sees the counterparty credit risk as a possibility of noncompliance, by a given counterparty, with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk, including those related to the settlement of derivative financial instruments.  Additionally, Itaú Unibanco includes the risk of deterioration of the credit quality of the counterparty in its risk assessment.

Itaú Unibanco’s structure for managing, monitoring and controlling the counterparty credit risk arising from derivative financial instruments and other complex financial instruments, as well as from operations with variable indexes, is inserted in the credit risk management structure.

The table below presents the notional value of the contracts subject to the counterparty credit risk.  According to Circular No. 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered.  In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered.  The application of these factors reduces the final exposure of the operations subject to the counterparty credit risk.

Notional Amount of Contracts Subject to the Counterparty Credit Risk	R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	12/31/2014
Notional Amount	1,734,326	1,818,580	1,582,323
Settled in Settlement Systems (Stock Exchange) (1)	525,697	477,038	359,916
Not Settled in Settlement Systems (Over-The-Counter)	1,208,629	1,341,541	1,222,407
With Guarantees	433,012	499,556	507,606
Without Guarantees	775,617	841,985	714,800

(1) amounts related to contracts settled in the settlement system of a clearing house for the financial settlement of operations in which the house operates as the central counterparty.

The tables below presents the gross positive amount and the amount of the guarantees of the contracts subject to the counterparty credit risk.

Gross Positive Amount of Contracts Subject to the Counterparty Credit Risk	R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	12/31/2014
Total Gross Positive Amount	472,143	547,330	536,891
Repurchase agreements	439,314	507,735	513,208
Others	32,829	39,595	23,683

Guarantees of Contracts Subject to the Counterparty Credit Risk	R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	12/31/2014
Gross Amount of the Guarantees	433,012	499,556	507,606

The table below presents the net global exposure to the credit risk of the counterparty, calculated in accordance with the criteria of Circular No. 3,664 and applying the Future Potential Exposure and Unsettled Operation Credit Conversion factors.

Exposure to the Counterparty Credit Risk	R$ million
	Prudential		Financial
	30/6/2015	31/03/2015	12/31/2014
Net Global Exposure to the Counterparty Credit Risk	36,215	40,458	32,376

Itaú Unibanco

Risk Management – Pillar 3

Acquisitions, Sale or Transfer of Financial Assets

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco, where decision-making is based on the objective assessment of the borrowers’ credit risk.  Financial asset acquisitions can aim at increasing loan portfolio diversification or meeting the clients’ demands for liquidity.  The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets and be used as a portfolio credit risk management instrument.

Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

Since beginning January 2012, as provided for by CMN Resolution No. 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sale or Transfer of Financial Assets	R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/2014
Balance of exposures assigned with significant withholding of risks and benefits	195	208	257
Balance of sale of exposure with substantial retention of risks and benefits	5,727	4,799	3,668
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	5,702	4,799	3,668
Financial institutions	25	-	-
Specific Purpose Company (SPE)	-	-	-
Balance of sale of exposure without substantial transfer or retention of risks and benefits	-	-	-

Sale or Transfer of Financial Assets	R$ million
	Prudential		Financial
	2nd quarter 2015	1st quarter 2015	4th quarter 2014	3rd quarter 2014	2nd quarter 2014
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	442	206	1,248	770	1,517
Credit rights Investments Fund (FIDC)	-	-	25	-	68
Securitization Companies	442	173	1,174	607	1,414
Financial institutions	-	33	-	29	35
Specific Purpose Company (SPE)	-	-	-	-	-
Other(1)	-	-	49	134	-
Total exposures assigned honored, repurchased, or written-off	141	175	178	195	139
(1) Transfer of college credits held with the public sector

Itaú Unibanco

Risk Management – Pillar 3

Acquisition of Financial Assets			R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/2014
Acquisitions of loan portfolios WITH the retention of assignor’s risks and rewards
a) By type of exposure	4,471	5,124	2,419
Individuals - Payroll	1	4	109
Individuals - Vehicle and Leasing	3,279	3,508	2,300
Companies - Loans (CCB)	1,168	1,583	10
Companies - Other	23	29
b) By type of assignor	4,471	5,124	2,419
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	4,471	5,124	2,419
Specific Purpose Company (SPE)	-	-	-

Acquisition of Financial Assets			R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/2014
Acquisitions of loan portfolios with NO retention of assignor’s risks and rewards
a) By type of exposure	8,851	10,530	8,907
Individuals – Payroll	8,851	10,530	8,907
b) By type of assignor	8,851	10,530	8,907
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	8,851	10,530	8,907
Specific Purpose Company (SPE)	-	-	-

Operations of Securitization

Itaú Unibanco’s portfolio includes securities arising from securitization processes.  The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA).

The CRIs are backed by real estate loans and predominantly are not subordinated.  The quotas of FIDCs are usually senior and backed by receivables, such as trade notes, promissory notes.  The CRAs are backed by receivables linked to agribusiness.

Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels.  The balances of these operations are presented below.

Operations with Securities Arising from Securitization Process (1)			R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/2014
CRI	18,356	16,979	13,464
Mortgage Loans	18,356	16,979	13,464
Single-Tranche	16,016	14,561	10,678
Senior			-
Subordinated	2,340	2,418	2,786
CRA	36	32	64
Credit Related to Agribusiness	36	32	64
Single-Tranche	36	32	64
Senior			-
Subordinated			-
FIDC	9	24	125
Credit Rights	9	24	125
Single-Tranche		-	-
Senior	9	24	94
Subordinated		-	31
Total	18,401	17,035	13,653
(1) values of traditional securitization

Itaú Unibanco follows risk retention guidelines as defined at Resolutions 3,533 of the CMN.

Itaú Unibanco

Risk Management – Pillar 3

Then there is the summary of the securitization activity in the period:

Securitization Activities in the Period(1)			R$ million
	Prudential		Financial
	2nd quarter 2015	1st quarter 2015	2nd quarter 2014
CRI	1,739	829	1,390
Mortgage Loans	1,739	829	1,390
FIDC	186	-	420
Credit Rights	186	-	420
CRA	430	-	-
Credit Rights	430	-	-
Total	2,355	829	1,810
(1) values of traditional securitization

Itaú Unibanco

Risk Management – Pillar 3

Credit Derivatives

Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers.  When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity.  The credit derivatives for which Itaú Unibanco is protection seller are credit default swap (CDS) and total return swap (TRS).

CDS is credit derivative in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount.  The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss.  In a TRS contract, the parties do not transfer the ownership of the assets.

The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative.  Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the expected loss.  It happens because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, Itaú Unibanco has not incurred any loss related to credit derivative contracts.

The table below shows the nominal value of purchased credit derivatives that are identical to those that Itaú Unibanco acts as seller of protection underlying values.

Notional Amount of Credit Derivatives Held in Portfolio			R$ million
	Prudential		Financial
	6/30/2015	3/31/2015	6/30/2014
Risk Transferred	3,116	2,834	1,429
Credit Default Swap (CDS)	3,116	2,834	1,429
Total Return Swap (TRS)	-	-	-
Risk Received	(7,602)	(9,941)	(6,526)
Credit Default Swap (CDS)	(7,587)	(8,405)	(5,141)
Total Return Swap (TRS)	(15)	(1,536)	(1,385)
Total	(4,486)	(7,107)	(5,097)
Risk Received Required Capital	(406)	(428)	(234)
During the period, there was no occurrence of credit event related to those set forth in agreements.

Itaú Unibanco

Risk Management – Pillar 3

6	Market Risk

6.1	Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, usually the risks caused by variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, along with various indexes on these risk factors.

At Itaú Unibanco, market risk management is the process by which management monitors and controls risk of variations in the financial instruments, due to market movements, while aiming to optimize the risk-return ratio through an adequate limits structure, alerts, effective risk management models and related management tools.

Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution No. 3,464, and subsequent amendments.  These principles guide the institution’s approach to market risk control and management across all business units and legal entities of Itaú Unibanco.

The document that details the market risk control institutional policy is on the Investor Relations website www.itau-unibanco.com/ri, in the route:  Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the group to support operations in specific markets.

Itaú Unibanco’s market risk management framework is subject to the governance and hierarchy of committees, with specific limits assigned to different levels and classes of market risk.  This range covers from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level, and are aimed to improve the process of risk monitoring and understanding as well as prevent risk concentration.  Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility and the Itaú Unibanco’s risk appetite.  Limits are monitored on a daily basis, with compliance reported to and discussed at the relevant corporate bodies.  In addition, the daily risk reports used by the business and control areas are distributed to the executives officers.

The structure of limits and alerts follows Board of Directors guidelines.  These are approved by committees composed of senior management.  The process of setting these limit levels follows the governance approved by Itaú Unibanco´s financial conglomerate internal policies.  This structure of limits and alerts promotes the effectiveness and coverage of control and is reviewed at least annually.

The key principles underlying Itaú Unibanco’s market risk control structure are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;
•	Provide disciplined and informed dialogue of the overall market risk profile and its evolution over time;
•	There must be transparency as to how the business works to optimize results;
•	The market risk control structure must provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Concentration of risks must be monitored and avoided.

Market risk management and control process is subject to periodic reviews, to ensure it reflects alignment with best market practices, and continuous improvement over time.

Market risk control is managed by a group that is independent from the different business units and is responsible for performing the daily activities of risk measurement, evaluation, analysis and reporting to relevant individuals and units, during normal and stress scenarios, according to established governance requirements.  They also monitor actions taken to readjust positions and/or levels of risk.  This area is also involved in the approval process of new financial products.  In addition, there is a structured process of communication and information flow, which provides information to corporate bodies composed of senior management and ensures compliance with the requirements of Brazilian and foreign regulatory agencies.

Itaú Unibanco hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in market risk factors and maintain the positions on the breaching limits.  Derivatives are commonly used for these hedging activities.  When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process.  The accounting and managerial hedging procedures are governed by the institutional polices of Itaú Unibanco.

Itaú Unibanco

Risk Management – Pillar 3

Hedge accounting considerations are presented in detail in explanatory notes of the Financial Statements.

Market risk framework categorizes transactions as part of either the Banking Book or the Trading Book, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN Circular No. 3,354.

Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading them.

Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to the management of the institution’s balance sheet.  As a general rule, this book’s portfolios are intended to be either held to maturity, or sold in the medium and in the long run.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors that refer to a market parameter whose variation impacts a position’s valuation.  The main risk factors measured by Itaú Unibanco are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variation;
•	Other foreign interest rates: the risk of losses from transactions subject to foreign interest rates variations;
•	FX Rates: the risk of losses from positions subject to foreign exchange rate variation (e.g., foreign currency positions);
•	Brazilian inflation indexes: the risk of losses from transactions subject to the variations in inflation-linked;
•	Equities and Commodities: the risk of losses from transactions subject to equity or commodities price variations.

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories:  interest rates, FX rates, equities and commodities.  Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of the others risk indicators, such as interest rates and FX rates and follows the governance and risk limits framework adopted by Itaú Unibanco for market risk management.

Market risk is analyzed based on the following key metrics:

•	Value at Risk: a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence level;
•
Losses in Stress Scenarios (Stress Testing):  a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);

•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value (“MtM - Mark to Market”); and
•
Stressed VaR:  statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed.  They include:

•	Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates;
•	Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco

Risk Management – Pillar 3

6.2	Portfolio Analysis

Interest rate risk in the non-trading book

Interest rate risk corresponds to the potential loss associated with changes in market interest on index, maturity and investment and funding mismatches.  The interest rate risk management process of transactions classified in the non-trading book is consistent with the corporate bodies governance and hierarchy, and the limits approved for risk market management.  A mark-to-market methodology is adopted for the different products by calculating the sensitivity to the changes in interest rates, the value at risk (VaR), and stress tests are conducted to the entire book, as established in Itaú Unibanco’s institutional policies.

In treating the loan portfolios with material early settlements, the original maturities of the transactions are adjusted for the monthly revisions of their parameters, estimated from their historic bases, which accelerate the decrease of the originally contracted payment flows to better reflect the expected client behavior.

The product balances without a defined maturity, such as cash deposits and savings accounts, are separated into core and noncore portions, pursuant to statistical studies that analyze their historical and seasonal behaviors.  The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the non-trading book positions to changes in interest rate curves, using the methodology and stress scenarios adopted to manage this book’s risks at Itaú Unibanco for the second quarter of 2015.

Sensibility of Banking Position (1)		R$ million
		Prudential
Exposures		6/30/2015
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(4)	(1,170)	(2,231)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	0	(1)	2
Price Index Linked	Interest of Inflation coupon	(3)	(362)	(655)
TR	TR Linked Interest Rates	1	(229)	(492)
(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

•      Scenario I:  Shocks of 1 base point in interest rates and associated indexes;
•      Scenario II:  Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor;
•      Scenario III:  Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor.

As required by CVM Regulatory Instruction 475, Itaú Unibanco conducts sensitivity analysis against exceptional scenarios for market risk factors considered relevant.  The results can be found at Note No. 7j of the Financial Statements – BRGAAP, on the website www.itau-unibanco.com.br/ri.

Itaú Unibanco

Risk Management – Pillar 3

Evolution of the Trading Portfolio

The evolution of the Trading Portfolio, broken down by major risk factors, is tabulated below:

Total Value of Trading Position					R$ million
	Prudential				Financial
	6/30/2015		3/31/2015		6/30/2014
	Long	Short	Long	Short	Long	Short
Interest Rates	101,720	(117,048)	198,263	(169,575)	213,230	(223,302)
Foreign Exchange Rates	104,647	(96,586)	152,942	(152,447)	111,559	(110,755)
Equities	9,444	(9,329)	15,885	(15,834)	12,704	(12,571)
Commodities	48	(63)	74	(54)	230	18

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Portfolio is to manage risks in this portfolio and in the corresponding risk factors.  The evolution of Itaú Unibanco’s derivatives portfolio, broken down by group of risk factor, by the existence or absence of a central counterparty (exchange or over-the-counter market) and whether it is in Brazil or abroad, is presented below for both Trading and Banking Portfolios:

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty					R$ million
	Prudential				Financial
	6/30/2015		3/31/2015		6/30/2014
	Long	Short	Long	Short	Long	Short
Interest Rates	273,250	(394,244)	230,981	(345,264)	401,234	(529,888)
Foreign Exchange Rates	132,729	(123,446)	132,593	(105,109)	64,329	(53,085)
Equities	2,433	(2,037)	3,891	(3,841)	1,334	(1,244)
Commodities	644	(515)	399	(188)	429	(296)

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty					R$ million
	Prudential				Financial
	6/30/2015		3/31/2015		6/30/2014
	Long	Short	Long	Short	Long	Short
Interest Rates	178,424	(171,425)	189,945	(189,951)	156,039	(164,108)
Foreign Exchange Rates	131,954	(170,856)	105,120	(136,506)	32,058	(54,723)
Equities	27,691	(27,922)	20,751	(20,905)	16,656	(17,027)
Commodities	266	(355)	150	(271)	277	(218)

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty					R$ million
	Prudential				Financial
	6/30/2015		3/31/2015		6/30/2014
	Long	Short	Long	Short	Long	Short
Interest Rates	18	(309)	26	(437)	37	(204)
Foreign Exchange Rates	147,538	(147,140)	158,121	(157,524)	126,569	(124,999)
Equities	238	(354)	272	(305)	73	(19)
Commodities	28	(82)	64	(133)	220	(200)

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty					R$ million
	Prudential				Financial
	6/30/2015		3/31/2015		6/30/2014
	Long	Short	Long	Short	Long	Short
Interest Rates	103,370	(107,354)	104,344	(105,977)	66,239	(69,356)
Foreign Exchange Rates	438,751	(434,483)	424,556	(421,504)	172,195	(168,313)
Equities	770	(770)	-	(54)	154	(154)
Commodities	-	-	-	-	-	-

Itaú Unibanco

Risk Management – Pillar 3

VaR – Consolidated Itaú Unibanco

The methodology for the calculation of Itaú Unibanco’s Consolidated VaR uses, mainly, a Historical Simulation approach.  This methodology carries out the full repricing of all positions, using the real historical distribution of assets.

The table below shows the Consolidated Total VaR, comprising both the Banking and Trading Book of Itaú Unibanco, and its subsidiaries abroad, showing where there are higher concentrations of market risk (subsidiaries abroad:  Itaú BBA International PLC, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A. and Itaú BBA Colombia S.A. – Corporación Financiera).

VaR – Itaú Unibanco Holding (1)				R$ million
VaR per Risk Factor Group		6/30/2015	3/31/2015	12/31/2014
	Brazilian Interest rates	137.1	166.5	124.8
	Other Foreign Interest rates	86.5	89.9	83.6
Itaú Unibanco	FX rates	49.1	40.4	26.5
	Brazilian Inflation Indexes	145.6	110.0	115.7
	Equities and Commodities	22.9	19.2	22.5
	Itaú BBA International (3)	1.9	3.6	1.6
	Banco Itaú Argentina (2)	6.4	5.9	1.9
Itaú Unibanco Foreign	Banco Itaú Chile (2)	5.3	11.1	5.3
Units	Banco Itaú Uruguai (3)	1.2	1.8	2.1
	Banco Itaú Paraguai (3)	2.9	3.7	3.5
	Banco Itaú BBA Colômbia (2)	1.4	1.6	0.5
Diversification effect		(235.5)	(231.8)	(194.9)
Total VaR		224.8	221.7	193.1
Maximum Total VaR of the Quarter		226.9	236.6	227.7
Average Total VaR of the Quarter		195.9	203.7	176.0
Minimum Total VaR of the Quarter		161.0	179.1	131.1
(1) Considers one-day holding period and 99% confidence level.
(2) VaR calculated using historical simulation as from the first quarter of 2015
(3) VaR calculated using the Parametric approach.

Itaú Unibanco maintained its conservative and diversification management style, having operated within low limits in relation to its capital through the period.  The Total Average VaR for the quarter remained below 1% of Itaú Unibanco’s consolidated stockholders’ equity.

The total VaR remained relatively stable compared with the previous quarter due to the reduction of the risk factors volatility that have offset positions during the period.

Itaú Unibanco

Risk Management – Pillar 3

VaR – Trading Portfolio

Our Trading Portfolio VaR, based on the “historical simulation” methodology, is presented below.

VaR - Itaú Unibanco - Trading Portfolio (1)			R$ million
VaR per Risk Factor Group	6/30/2015	3/31/2015	6/30/2014
Brazilian Interest rates	41.4	36.7	18.6
Other Foreign Interest rates	7.9	11.0	13.2
FX rates	14.8	35.3	4.8
Brazilian Inflation Indexes	9.6	7.4	14.3
Equities and Commodities	5.5	5.8	4.5
Diversification effect	(41.3)	(69.0)	(38.2)
Total VaR	37.9	27.3	17.1
Maximum Total VaR of the Quarter	39.4	31.6	41.9
Average Total VaR of the Quarter	23.0	18.7	28.0
Minimum Total VaR of the Quarter	13.3	10.9	17.1
(1) VaR Historical Simulation approach.  Amounts reported consider one-day holding period and 99% confidence level.
(1) External Units are not considered

Itaú Unibanco

Risk Management – Pillar 3

VaR – Foreign Units

Itaú Unibanco’s foreign units are financial institutions based in different countries that operate with local treasuries, with market risk exposures monitored by local risk control groups.  These local treasury and risk control groups are subject to oversight by the equivalent structures of Itaú Unibanco at Group level.  The foreign units are Itaú BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguai, Banco Itaú Paraguai and Itaú BBA Colombia S.A. Corporación Financiera.

The consolidated exposure of market risk of the foreign units in the second quarter, when compared to the previous one, reflected a decrease as can be seen in the table below.

The Total consolidated VaR of all the foreign units represents less than 1% of Itaú Unibanco’s net equity.

VaR – Itaú Unibanco Foreign Units (1)				R$ million
VaR per Risk Factor		6/30/2015	3/31/2015	6/30/2014
	Euribor	0.6	0.2	0.2
	Libor	0.4	0.8	0.2
Itaú BBA	FX rate	1.2	2.5	0.1
International (2)	Equities	0.0	0.0	0.0
	Others	0.2	0.7	0.2
	Diversification effect	(0.5)	(0.6)	(0.3)
	Total VaR IBBA International	1.9	3.6	0.4
	Fixed income interest rate (Argentine peso)	2.7	2.6	2.7
	Inflation index linked interest rate	0.3	0.0	0.0
	Badlar	0.7	1.3	0.6
Banco Itaú Argentina (1)	FX + interest rate - Dollar	5.5	4.2	0.1
	FX + interest rate - Other currencies	0.7	0.0	0.0
	Diversification effect	(3.6)	(2.4)	(0.4)
	Total VaR Itaú Argentina	6.4	5.9	3.0
	Fixed income interest rate (Chilean peso)	0.8	1.4	0.5
	Inflation index linked interest rate	4.7	8.5	1.4
Banco Itaú Chile (1)	FX + interest rate - Dollar	0.5	3.0	0.7
	FX rate - Other currencies	0.0	0.1	0.0
	Diversification effect	(0.7)	(1.9)	(1.2)
	Total VaR Itaú Chile	5.3	11.1	1.4
	Fixed income interest rate (Uruguayan peso)	0.3	0.3	0.3
	Inflation index linked interest rate	0.7	1.5	0.5
	Dollar linked interest rate	0.9	1.5	1.3
Banco Itaú Uruguai (2)	FX rate	0.0	0.5	0.0
	Diversification effect	(0.9)	(2.0)	(0.8)
	Total VaR Itaú Uruguai	1.2	1.8	1.3
	Fixed income interest rate (guarani)	1.5	2.9	0.8
	Dollar linked interest rate	2.6	2.7	0.5
Banco Itaú Paraguai (2)	FX rate	0.2	0.0	0.0
	Diversification effect	(1.3)	(1.9)	(0.6)
	Total VaR Itaú Paraguai	2.9	3.7	0.8
	Fixed Income Interest Rate	1.4	1.6	0.5
Banco Itaú BBA	Dollar linked interest rate	0.0	0.0	0.0
Colômbia (1)	FX rate	-	-	0.1
	Diversification effect	(0.0)	0.0	(0.0)
	Total VaR Itaú BBA Colômbia	1.4	1.6	0.5
	Total VaR	19.1	27.6	7.5
(1) VaR calculated using historical simulation as from the first quarter of 2015
(2) VaR calculated using the Parametric approach.

Itaú Unibanco

Risk Management – Pillar 3

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetic daily results with the estimated daily VaR.  The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence intervals (i.e., there is a 1% probability that financial losses could be greater than the losses estimated by the model), considering a range of 250 business days (ending on June 30, 2015).  The backtesting analysis presented below takes into consideration the ranges suggested by the Basel document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements.”  The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted;
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates the need to pay attention and/or monitoring and may indicate the need of reviewing the model; and
•	Red (10 or more exceptions): demonstrate the need for improvement action.

The exposure graph below illustrates the reliability of risk measures generated from the models used by Itaú Unibanco in the Trading Portfolio (International Units are not included in these graph, given the immateriality of amounts involved).

The graph shows the adequacy level of the market risk models used by Itaú Unibanco, presenting the risk (absolute value) x return for the period considered.

Since the diagonal line represents the threshold where risk equals results, all the dots below this line indicate exceptions to the estimated risk.

For the exposure of the Trading Portfolio the hypothetic losses did not exceed the VaR estimated by the model in the period.

Backtesting – Trading Portfolio(1)

Itaú Unibanco

Risk Management – Pillar 3

7	Operational Risk

7.1	Framework and Treatment

For Itaú Unibanco the operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives.  It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the Institution.

Itaú Unibanco internally classifies its risk events in:

•	Internal fraud;
•	External fraud;
•	Labor demands and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to own physical assets or assets in use by Itaú Unibanco;
•	Interruption of Itaú Unibanco’s activities;
•	Failures in information technology systems;
•	Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

In line with the principles of the CMN Resolution 3,380 and BACEN Circular 3,647, Itaú Unibanco has an operational risk management structure and institutional policy, which are annually approved by the Board of Directors and are applicable to its local and foreign companies and subsidiaries.

Operational risk management is the process composed of operational risk management and control activities, which objective is to support the institution in decision making processes, always searching for the proper identification and assessment of risks, the creation of value for stockholders and the protection of Itaú Unibanco’s assets and image.

Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which, in turn, report to the Board of Directors, and by well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks.  This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department by means of methodologies, training and certification of the control environment on an independent basis and providing tools for monitoring them.

The management structure seeks to identify, prioritize and manage any identified operational risks, and to monitor and report management activities, for the purpose of ensuring the quality of the control environment in accordance with the internal guidelines and regulation in effect.

The executive areas managers use corporate methodologies that are built and made available by the internal control, compliance and operational risk department.  Among the methodologies and tools used are the self-evaluation and the map of the organization’s prioritized risks, the approval of processes and products, the monitoring of key risk indicators that and the database of operational losses.  Therefore, Itaú Unibanco’s operational risk framework ensures a conceptual exclusive basis for the management of processes, systems, projects and new products and services.

Within the governance of the management process, there are specific operational risk, internal control and compliance forums where the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

It is worth noting that the dissemination of the risk and control culture to the employees by means of training is an important pillar of the operational risk agenda, aimed at providing a better understanding of the matter and playing a relevant role in its mitigation.

A summarized version of the institutional operational risk management policy can be found on the website www.itau-unibanco.com.br/ri under Corporate Governance, Regulations and Policies, Public Access Report – Operational Risk.

Itaú Unibanco

Risk Management – Pillar 3

7.2	Crisis Management and Business Continuity

The purpose of Itaú Unibanco’s Business Continuity Program is to protect its employees, ensure the continuity of the critical functions of its business lines, safeguard revenue and sustain both a stable financial market in which it operates and the trust of its clients and strategic partners in the provision of services and products.

It is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels, and can be divided into two key elements:

•
Crisis Management:  centralized communication and response processes to manage business interruption events and any other types of threats to the image and reputation of its identity before its employees, clients, strategic partners and regulators.  The structure has a command center that constantly monitors the daily operations, as well as the media channels in which Itaú Unibanco is mentioned.  The success of Crisis Management takes place through the Focal Agent Network, who are the representatives appointed by the business areas and that work in the monitoring of potential problems, resolution of crisis, resumption of business, improvement of processes and search for prevention actions;

•
Business Continuity Plans (PCN):  document with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions.  For the quick and safe resumption of the operations, Itaú Unibanco has established, in its PCN, corporate wide and customized actions for its line of business by means of:

─	Disaster Recovery Plan: focused on the recovery of its primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
─
Workplace Contingency Plan:  employees responsible for carrying out critical business functions have alternative facilities to perform their activities in the event the buildings in which they usually work become unavailable.  There is approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of the business areas in emergency situations.

─	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact Itaú Unibanco’s facilities, with a preemptive focus;
─	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc), the Program applies the following tools to understand the organization:

─
Business Impact Analysis (BIA):  evaluates the criticality and resumption requirement of the processes that support the delivery of products and services.  Through this analysis the businesses’ resumption priorities are defined.

─
Risk Assessment (RA):  evaluates the processes and the effectiveness of the controls in place to mitigate the inherent risks of interruption as well as to implement actions to the gaps eventually identified in the business;

─
Threats and Vulnerabilities Analysis (AVA):  identification of threats to the locations where Itaú Unibanco buildings are located.  The control’s efficiency is evaluated against the potential threats in order to eventually identify vulnerabilities so that controls are adjusted or implemented to enhance the resilience level of the firm’s critical facilities.

Itaú Unibanco

Risk Management – Pillar 3

8	Liquidity Risk

8.1	Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, not affecting its daily operations and not incurring significant losses.

The liquidity control risk is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where Itaú Unibanco operates, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations and reporting on the information required by the regulatory agencies.  All activities are subject to assessment by the independent validation, internal controls and audit departments.

The liquidity risk measurement has to comprise all financial trades of the companies of Itaú Unibanco, as well as possible contingent and unexpected exposures, such as those derived from settlement services, provision of sureties and guarantees, credit lines contracted and not used.

The liquidity policies of management and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

The document that details the liquidity risk control institutional policy is on the Investor Relations website www.itau-unibanco.com/ri, in the route:  Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

Pursuant to the requirements of CMN Resolutions No. 4,090 and BACEN Circular No. 3,393, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives;
•	Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects.

8.2	Primary sources of funding

Itaú Unibanco has different sources of funding, with the main source arising from retail segment.

Primary sources of funding							R$ million
	Prudential						Financial
	6/30/2015			3/31/2015			6/30/2014
Funding	0 to 30 days	Total	%	0 to 30 days	Total	%	0 to 30 days		%
Deposits	180,235	285,011	53%	198,220	303,735	55%	186,519	291,319	54%
Demand deposits	54,089	54,089	10%	60,820	60,820	11%	58,437	58,437	11%
Savings deposits	113,974	113,974	21%	117,357	117,357	21%	110,840	110,840	21%
Time deposits	8,552	89,915	17%	10,354	97,405	18%	15,890	117,980	22%
Other	3,620	27,033	5%	9,689	28,153	5%	1,352	4,062	1%
Funds from acceptances and issuance of securities(1)	3,482	52,183	10%	2,317	50,762	9%	2,277	56,548	11%
Funds from own issue(2)	3,520	136,882	26%	2,472	138,797	25%	3,504	135,773	25%
Subordinated debt	176	59,229	11%	320	59,528	11%	139	52,989	10%
Total	187,413	533,305	100%	203,329	552,822	100%	192,439	536,629	100%
(1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.
(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Itaú Unibanco

Risk Management – Pillar 3

9	Other Risks

Insurance products, pension plans and capitalização risks

Products that compose portfolios of insurance companies of Itau Unibanco are related to life and elementary insurance, as well as pension plans and “capitalização”.  Accordingly, Itaú Unibanco understands that the main risks inherent to these products are:

•
Underwriting Risk is the possibility of losses arising from insurance products, pension plans and capitalização that go against company’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;

•	Market Risk is the possibility of losses resulting from fluctuations in market values of assets and liabilities that comprise technical actuarial reserves;
•	Credit Risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets of reinsurance;
•
Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and capitalização operations;

•
Liquidity risk in insurance operations is the possibility of the institution not being able to honor timely its obligations to policyholders and beneficiaries due to lack of liquidity of the assets comprising the actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and capitalização are properly identified, measured, evaluated, reported and approved in relevant forums, Itaú Unibanco has a risk management framework, whose guidelines are established in institutional normative, approved by the Board, applicable to companies and subsidiaries at risk from insurance products, pension plans and capitalização, in Brazil and abroad.

Risk management process for insurance products, pension plans and capitalizagão is based on responsibilities defined and distributed between control and business areas, ensuring independence between them.  Itaú Unibanco chose to manage the risks arising from these products on a segregated basis, in accordance with the guidelines established by the institution for each type of risk in order to focus on the specifics of each risk of the insurance, pension and capitalização.

As part of the risk management process, there is a governance structure where decisions may be taken by committees composed of senior management, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

Social and Environmental Risk

In business management, Itaú Unibanco continuously takes into consideration the potential of the risk of losses due to exposure to social and environmental events arising from the performance of its activities.  These events arise from the direct operation of Itaú Unibanco which, on its own, has an impact on the environment or human health.  Accordingly, the institution sees the social and environmental risk as the risk of losses arising from social and environmental losses caused by Itaú Unibanco in the development of its activities or by its actions, being its management structured by specific governance and formalized by means of policies.  For the purpose of mitigating the exposure to these risks, the institution incorporated the social and environmental variable into its own activities and in its business that could, somehow, trigger financial losses.

In the governance of social and environmental issues, Itaú Unibanco has the Social and Environmental Risk Committee whose purpose is to establish the governance for social and environmental risk issues for the entire institution.  Additionally, the social and environmental risk is managed by the first line of defense in its daily activities with the support of the legal department and social and environmental risk analysis units dedicated to the business.  The business units also have the governance of approval of new products, which assesses the social and environmental risk, thus ensuring compliance with this requirement in all products and processes of the institution.

To this end, Itaú Unibanco has been developing many internal processes aimed at the management, control and mitigation of events that may lead to the occurrence of social and environmental risk, accordingly, the institution has been incorporating the social and environmental variable into different processes.

Itaú Unibanco

Risk Management – Pillar 3

Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always paying attention to the challenges so as to monitor the changes in and demands of society.  Therefore, among other actions, we have assumed and incorporated into our internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into our business.  The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others.  Our efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and in Brazil, such as the Corporate Sustainability Index, in addition to the many awards we have received.

Regulatory Risk

Regulatory risk is considered at Itaú Unibanco as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements.  The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

Itaú Unibanco has a structured and consistent flow for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies.  The structure and flow for addressing the regulatory risk are composed of:  (i) monitoring of legislative bills, notices and public consultation; (ii) recognition of new rules for determining action plans; (iii) relationship with regulators; (iv) monitoring of action plans; (v) prioritization of risks; and (vi) control of compliance with legal decisions on class actions and with the Conduct Adjustment Instrument (TAC).

Model Risk

Itaú Unibanco’s risk management already has proprietary models for risk management that are continuously monitored, and reviewed whenever necessary, aiming at ensuring effectiveness in strategic and business decisions.

Model risk is defined as the risk that arises from the models used by Itaú Unibanco not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed.  This risk may materialize mainly as a result of methodological inadequacies during its development or the use in different situations from those modeled.

Itaú Unibanco uses the best market practices to manage the model risk to which it is exposed during the entire lifecycle of a model and the stages of which may be classified into four main ones:  development, implementation, validation and use.  The best practices that mark the model risk control at the institution include:  (i) certification of the quality of the database used; (ii) application of a list of essential steps to be taken during the development; (iii) conservatism in judgmental models (iv) use of external benchmarks; (v) approval of results generated in implementation; (vi) independent technical validation; (vii) assessments of use; (viii) assessments of the impact in the use; (ix) monitoring of performance; and (x) monitoring of the distribution of the explanatory variables and final score.

Country Risk

Country risk is defined as the risk of losses arising from noncompliance with the financial obligations in the terms agreed upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located or of political, economic and social events related to that country.

Itaú Unibanco is present in many other countries in addition to Brazil.  In addition to the foreign units, we have a relationship with borrowers, issuers, counterparties and guarantors from many places in the world, regardless of whether we have a foreign unit in the place where the borrower, issuer, counterparty or guarantor is located.

In order to properly address the country risk, Itaú Unibanco has a specific and a process structure aimed at ensuring that the risk is managed and controlled.  These processes include:  (i) country risk governance; (ii) establishment of country ratings; (iii) determination of limits for countries; and (iv) monitoring of limits and treatment of noncompliance.

Business and Strategy Risk

Itaú Unibanco defines the business and strategy risk as the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Itaú Unibanco

Risk Management – Pillar 3

Since the business and strategic risk can directly affect the creation of value and even the feasibility of the institution, Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio.

In order to treat risk properly, Itaú Unibanco has the governance standards and processes listed below that fully involve the senior management and the risk control and management department in business and strategic decisions so as to ensure that the risk is managed and that the decisions are sustainable.  Therefore, there is:

•	Governance that has qualified decision-makers who, at the same time, are properly motivated;

•	Budgeting process with the active participation of the risk control and management department;

•	Process for the assessment of new products before they are sold;

•	Specific structure for the assessment and prospection of mergers and acquisitions.

Reputational Risk

Itaú Unibanco defines reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and the analysis of new products.

Itaú Unibanco believes that our reputation is extremely important for us to achieve our long-term goals and this is why we try to align our speech with ethical and transparent practice and work, which is essential to raise the confidence of our stakeholders.

For the purpose of avoiding negative impacts on the perception of Itaú Unibanco’s image by the many stakeholders, the treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks to which the institution is, or might be, exposed.  Among them are:

•	Risk appetite framework;
•	Process for the prevention and fight against the use of Itaú Unibanco in unlawful acts;
•	Crisis management process and business continuity;
•	Processes and guidelines of the governmental and institutional relations;
•	Corporate communication process;
•	Brand management process;
•	Ombudsman offices initiatives and commitment to customer satisfaction;
•	Ethics guidelines and prevention of corruption.

For the purpose of preventing and combating unlawful acts, including money laundering, corruption, terrorism financing and fraud, Itaú Unibanco has established a corporate policy for preventing and combating unlawful acts.

In order to enable compliance with the guidelines of this policy and prevent its products and services from being used in unlawful activities, Itaú Unibanco has adopted a program to prevent and combat money laundering and terrorism financing based on the following pillars:

•	Client Identification Process;
•	Know Your Client (KYC) Process;
•	Know Your Partner (KYP) Process;
•	Know Your Supplier (KYS) Process;
•	Know Your Employee (KYE) Process;
•	Assessment of New Products and Services from the unlawful activity prevention standpoint;
•	Monitoring of Transactions;
•	Communication of Suspicious Transactions to the Regulatory Bodies; and
•	Training and Awareness Raising.

Itaú Unibanco

Risk Management – Pillar 3

This program applies to the entire Itaú Unibanco Group, including subsidiaries and affiliates in Brazil and abroad.  Governance on preventing and combating unlawful acts is carried out by the Board of Directors and committees.  The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau-unibanco.bom.br/ri website in the section Corporate Governance, Regulations and Policies, corporate policy to prevent and combat unlawful acts.

In addition to the program to prevent, detect and combat unlawful acts, Itaú Unibanco is committed to protecting corporate information and ensuring the privacy of clients in any operations.  To this end, Itaú Unibanco is guided by the Information Security Corporate Policy whose purpose is to ensure the application of the principles and guidelines for the protection of information and intellectual property of the organization, clients and general public.

To ensure that the processed information is properly protected, Itaú Unibanco has a process monitoring and control structure that covers technology, business areas and international units.  Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the monitoring of operations and minimization of the risk of a security incident.

Awareness raising campaigns to prevent corruption, money laundering, fraud and other unlawful acts are regularly carried out using the many communication channels existing with our employees.  The actions include lectures, campaigns and in-person training and e-learning courses on the many topics.

Itaú Unibanco

Risk Management – Pillar 3

10	Enterprise Risk Management and Alignment of Incentives

In accordance with the scope and complexity of its operations, Itaú Unibanco established processes for effectively identifying, assessing, monitoring and controlling risks, besides adequately allocating the capital to segments.  In addition, Itaú Unibanco established processes, which enables the Executives and Board of Directors to hold a global view about the institution´s risk exposures, as well as a prospective view about the adequacy of its capital, besides promoting the alignment of incentives.  We describe some of these processes below:

Risk Appetite

Itaú Unibanco’s risk appetite is a set of guidelines and limits approved by the Board of Directors that determine the risk levels that are acceptable for Itaú Unibanco.  Divided into four levels, they combine additional ways to measure risks, seeking a broad view of the exposures incurred by the institution.

The capitalization level reflects the level of protection of the bank against significant losses, defining capitalization limits that consider the current scenarios expected and the stress scenario.  This level establishes the minimum capitalization guidelines of Itaú Unibanco in relation to its risks, according to which management uses the bank’s capital in accordance with acceptable leverage levels and funding costs.

The liquidity level reflects the level of protection of the bank against a long period of funding stress, which could lead to a lack of liquidity.  This level establishes the guidelines regarding the minimum liquidity levels, acceptable levels of mismatch of terms and funding structure.

The business composition level, meanwhile, seeks to ensure, by means of concentration limits, proper portfolio composition, aiming at low volatility and sustainability of the business.

Last, the franchise level addresses risks that may impact the value of the brand and reputation of Itaú Unibanco with stakeholders.

The determination of acceptable risk levels includes aspects of the organization’s strategy, as well as the regulatory environment.  The monitoring of the risk appetite takes into consideration the current and prospective situation.  The risk appetite and its monitoring are determined at the executive levels of the Board of Directors, and they are, therefore, an important instrument for the supervision of Itaú Unibanco’s risk management.

Stress Test

The stress test performed by Itaú Unibanco is aimed at evaluating the solvency of the institution in extreme stress situations, as well as identifying areas that are more susceptible to stress impact that may undergo risk mitigation.  It is based on stressed projections of macroeconomic and credit variables, with the purpose of analyzing the added effect on income, capital and liquidity of the institution, consistent with the financial industry’s standards.  The test is performed on the main bank portfolios, simulating the impact on each business area through the calculation of stressed financial statements, under different scenarios approved by the Board of Directors, considering a horizon of two to three years.

The test results are reported to the top management and the Board of Directors supporting strategic decisions.

Risk-adjusted Compensation

The Compensation guidelines of Itaú Unibanco are aimed at attracting, retaining and compensating on merit its collaborators, encouraging prudent risk exposure levels in short-, medium- and long-term strategies, in line with the interests of its shareholders and regulatory authorities and in line with the organization’s culture.  The governance structure of compensation and incentive to the prudent risk taking has been consolidating in line with the best international compensation and governance practices.  The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and reporting to the Board of Directors is responsible for setting out the guidelines on models of compensation to collaborators and the policy on compensation of management members of the Conglomerate companies.

Compensation in Itaú Unibanco takes into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time.  The variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excess risks.  The calculation of the aggregate and individual amounts considers, among others, long-term sustainable financial bases, adjustments to future payments in view of assumed risks, the results of the institution and/or of the area, when applicable, and the ratio between performance and risks incurred.

Itaú Unibanco

Risk Management – Pillar 3

In accordance with the CMN Resolution No. 3,921, a portion of the variable compensation of statutory officers is paid in stocks (at least 50%) and a percentage is deferred for three years (at least 40% of variable compensation).  The deferred and unpaid portions must be reversed in case the institution has an unsatisfactory performance and the business unit has a negative performance.

Reflecting its concern with sustainable performance, Itaú Unibanco implements specific variable compensation practices for collaborators which roles and responsibilities have material impact on the risk of the bank, although they are not subject to the requirements of CMN Resolution No. 3,921.  For such collaborators, mechanisms are provided for making adjustments to bonus arising from compliance, risk as well as deferral events.

Itaú Unibanco

Risk Management – Pillar 3

11	Appendix I

R$ thousand
Breakdown of the Referential Equity and Information on its adequacy		6/30/2015
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
Core Capital: instruments and reserves
1	Instruments Eligible for the Core Capital	85,148,000	-	(k)
2	Revenue reserves	20,181,289	-	(l)
3	Other revenue and other reserve	2,015,794	-	(m)
4	Instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
5	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Core Capital1	761,133	185,986	(j)
6	Core Capital before prudential adjustments	108,106,216	-
Core Capital: prudential adjustments		-	-
7	Prudential adjustments related to the pricing of financial instruments	264,860	-
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	3,356,350	5,034,526	(e)
9	Intangible assets	4,548,002	2,086,634	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 19982	2,969,402	4,454,104	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	-	-
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using the IRB	-	-
13	Gains arising from securitization operations
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items
15	Actuarial assets related to defined benefit pension funds	46,094	69,141	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	2,342,126	-	(n)
17	Investments crossed with instruments eligible for the Core Capital
18	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Core Capital, disregarding specific deductions.	-
19	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-
20	Mortgage servicing rights
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Core Capital, disregarding specific deductions	-	-
22	Amount that exceeds 15% of the Core Capital	-	-
23	of which: arising from investments in the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	-
24	of which: arising from mortgage servicing rights
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization2	-	-
26	National regulatory adjustments	(2,379,666)
26.a	Deferred permanent assets	101,347	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-
26.c	Funding instruments eligible for the Core Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate	675,900	-	(a)
26.d	Increase of unauthorized capital	-	-
26.e	Excess of the amount adjusted of Core Capital	-	-
26.f	Deposit to cover capital deficiency	-	-
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	3,156,913	-	(i)
26.h	Excess of resources invested on permanent assets	-	-
26.i	PR emphasis	-	-
26.j	Other residual differences concerning the Core Capital calculation methodology for regulatory purposes	-	-
27	Regulatory adjustments applied to the Core Capital due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions	-	-
28	Total regulatory deductions from the Core Capital	11,147,169	-
29	Core Capital	96,959,047	-

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest
2 - Considers the deduction of deferred tax liabilities
3 - Calculated according to article 9 of Bacen Resolution No. 4,192
4 - Calculated according to article 29 of Resolution No. 4,192

Itaú Unibanco

Risk Management – Pillar 3

R$ thousand
Breakdown of the Referential Equity and Information on its adequacy		6/30/2015
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
Additional Capital: instruments
30	Instruments eligible for the Additional Capital	-	-
31	of which: classified as core capital in accordance with the accounting rules	-	-
32	of which: classified as liabilities in accordance with the accounting rules	-	-
33	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
34	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Additional Capital3	49,374	74,060
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	-
36	Additional capital before regulatory deductions	49,374	-
Additional Capital: regulatory deductions		-	-
37	Shares or other instruments issued by the bank authorized to compose the Additional Capital, acquired directly, indirectly or synthetically	-	-
38	Investments crossed with instruments eligible for the Additional Capital
39	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Capital	-
40	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
41	National regulatory adjustments	-	-
41.a	Funding instruments eligible for the Additional Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	-	-
41.b	Non-controlling interest in Additional Capital	-	-
41.c	Other residual differences concerning the Additional Capital calculation methodology for regulatory purposes	-	-
42	Regulatory adjustments applied to the Additional Capital due to the insufficiency of Tier II Capital to cover deductions	-	-
43	Total regulatory deductions from the Additional Capital	-	-
44	Additional Capital	49,374	-
45	Tier I	97,008,420	-
Tier II: instruments
46	Instruments eligible for Tier II Capital
47	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect4	29,353,581	12,580,106
48	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from Tier II Capital3	65,822	98,733
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	65,822	98,733
50	Excess of provisions with respect to the loss expected in IRB	-	-
51	Tier II before regulatory deductions	29,419,403	-
Tier II: regulatory deductions			-
52	Shares or other instruments issued by the bank authorized to compose Tier II Capital, acquired directly, indirectly or synthetically	-	-
53	Investments crossed with instruments eligible for Tier II Capital
54	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of Tier II Capital	-
55	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
56	National regulatory adjustments	3,544	-
56.a	Funding instruments issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	3,544	-	(a)
56.b	Non-controlling interest in Tier II	-	-
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-
57	Total regulatory deductions from Tier II Capital	3,544	-
58	Tier II	29,415,859
59	Referential Equity (Tier I + Tier II)	126,424,280
60	Total risk-weighted assets	736,392,654

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest
2 - Considers the deduction of deferred tax liabilities
3 - Calculated according to article 9 of Bacen Resolution No. 4,192
4 - Calculated according to article 29 of Resolution No. 4,192

Itaú Unibanco

Risk Management – Pillar 3

R$ thousand
Breakdown of the Referential Equity and Information on its adequacy		6/30/2015
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
BIS Ratios and Additional Core Capital
61	Common Equity Tier 1	13.2%
62	Tier I Ratio	13.2%
63	BIS Ratio	17.2%
64	Core Capital minimum requirement, including capital additions (% of RWA)	4.5%
65	of which: additional for preserving capital	0.0%
66	of which: countercyclical additional	0.0%
67	of which: additional for institutions that are systemically important at global level (G-SIB)
68	Core Capital available to meet the requirement for Additional Core Capital (% of RWA)	8.7%
National Minimum
69	Core Capital Ratio, if different from that established in Basel III
70	Tier I Ratio, if different from that established in Basel III	5.5%
71	BIS Ratio, if different from that established in Basel III	11%
Amounts below the limit for deduction (non-weighted by risk)
72	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalizationcompanies and sponsored pension fund entities	-
73	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	9,462,706		(f)
74	Mortgage servicing rights
75	Tax credits arising from temporary differences, not deducted from the Core Capital	5,072,802		(c)
Limits to the inclusion of provisions in Tier II
76	Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
77	Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
78	Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of the IRB approach (before the application of the limit)	-
79	Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach	-
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)
80	Current limit for instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
81	Amount excluded from the Core Capital due to the limit
82	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
83	Amount excluded from the Additional Capital due to the limit	-	-
84	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect4	29,353,581	-
85	Amount excluded from Tier II Capital due to the limit4	12,580,106	-

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest
2 - Considers the deduction of deferred tax liabilities
3 - Calculated according to article 9 of Bacen Resolution No. 4,192
4 - Calculated according to article 29 of Resolution No. 4,192

Itaú Unibanco

Risk Management – Pillar 3

12	Glossaries

12.1	Glossary of Acronyms

A

•	AVA – Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis)

•	ARS – Argentine Peso

B

•	BACEN – Banco Central do Brasil (Central Bank of Brazil)

•	BIA – Business Impact Analysis

•	BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros de São Paulo (São Paulo Stock, Mercantile and Future Exchange)

•	BRL – Brazilian Real

C

•	CDB – Certificado de Depósito Bancário (Bank Deposit Certificate)

•	CDI – Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate)

•	CDS – Credit Default Swap

•	CER – Coeficiente de Estabilización de Referencia (Argentine inflation index linked interest rate)

•	CLN – Credit Linked Note

•	CLP – Chilean Peso

•	CMN – Conselho Monetário Nacional (National Monetary Council)

•	CNSP – Conselho Nacional de Seguros Privados (National Council of Private Insurance)

•	COPOM – Monetary Policy Committee

•	CRA – Agribusiness Receivables Certificate

•	CRI – Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans)

•	CVM – Securities and Exchange Commission

D

•	DRL – Demonstrativo de Risco de Liquidez (Liquidity Risk Statements)

•	DV01 – Delta Variation Risk

E

•	EAD – Exposure at Default

F

•	FIDC – Fundos de Investimento em Direito Creditórios (Credit Rights Investment Funds)

•	FPRs – Fatores de Ponderação de Riscos (weighting factor)

I

•	ICAAP – Internal capital adequacy assessment process

•	IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index)

•	IPCA – Índice de Preço ao Consumidor Amplo (Brazilian consumer index)

•	IT – Information Technology

Itaú Unibanco

Risk Management – Pillar 3

L

•	LGD – Loss Given Default

M

•	MEP – Equity Method

•	MtM – Mark to Market

P

•	PCN – Planos de Continuidade de Negócios (Business Continuity Plans)

•	PD – Probability of default

•	PR – Patrimônio de Referência (Referential Equity)

•	PYG – Paraguayan Guarani

R

•	RA – Risk Assessment

•	RBAN – Referential equity calculated for covering the interest rate risk of trades of the Banking Portfolio

•	RCAP – Regulatory Consistency Assessment Programme

•	RWA – Risk Weighted Asset
•	RWAACS – Portion relating to exposures subjects to variations in equities prices and classified in the Trading Portfolio;

•	RWACAM – Portion relating the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;

•	RWACOM – Portion relating to exposures subjects to variations in commodity prices

•	RWACPAD – Portion relating to exposures to credit risk

•	RWAJUR – Portion relating to exposures subjects to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio

•	RWAJUR1 – Portion relating to exposures subject to fixed income interest rate denominated in reais

•	RWAJUR2 – Portion relating to exposures subject to variation in the foreign exchange linked interest rate

•	RWAJUR3 – Portion relating to exposures subject to variation in the price index linked interest rates

•	RWAJUR4 – Portion relating exposures subject to variation in the interest rate index linked interest rate

•	RWAMPAD – Sum of the terms: RWACAM, RWAJUR, RWACOM, RWAACS

•	RWAOPAD – Portion relating to the calculation of operational risk capital requirements

S

•	SUSEP – Superintendência de Seguros Privados (Superintendence of Private Insurance)

T

•	TRS – Total Return Swap

•	TR – Taxa Referencial (Referential Rate)

•	TVM – Títulos de valores mobiliários (Securities)

U

•	UF – Chilean consumer index

•	UI – Uruguayan consumer index

•	U.S. – United States of America

•	UYU – Uruguayan Peso

Itaú Unibanco

Risk Management – Pillar 3

V

•	VaR – Value at Risk

12.2	Glossary of Norms

•	BACEN Circular No. 3,354 of June 27th, 2007

•	BACEN Circular No. 3,393 of June 3rd, 2008

•	BACEN Circular No. 3,547, of July 07th, 2011

•	BACEN Circular No. 3,635, of March 04th, 2013

•	BACEN Circular No. 3,636, of March 04th, 2013

•	BACEN Circular No. 3,637, of March 04th, 2013

•	BACEN Circular No. 3,638, of March 04th, 2013

•	BACEN Circular No. 3,639, of March 04th, 2013

•	BACEN Circular No. 3,640, of March 04th, 2013

•	BACEN Circular No. 3,641, of March 04th, 2013

•	BACEN Circular No. 3,643, of March 04th, 2013

•	BACEN Circular No. 3,644, of March 04th, 2013

•	BACEN Circular No. 3,645, of March 04th, 2013

•	BACEN Circular No. 3,647, of March 04th, 2013

•	BACEN Circular No. 3,652, of March 26th, 2013

•	BACEN Circular No. 3,675, of October 31st, 2013

•	BACEN Circular No. 3,678, of October 31st, 2013

•	BACEN Circular No. 3,679, of October 31st, 2013

•	BACEN Circular No. 3,696, of January 03rd, 2014

•	BACEN Circular No. 3,714, of August 20th, 2014

•	BACEN Circular No. 3,716, of August 21st, 2014

•	BACEN Circular No. 3,739, of December 17th, 2014

•	BACEN Circular No. 3,741, of December 29th, 2014

•	BACEN Circular Letter No. 3,565 of September 06th, 2012

•	CNSP Resolution No. 228 of December 06th, 2010

•	CNSP Resolution No. 280, of January 30th, 2013

•	CNSP Resolution No. 282, of January 30th, 2013

•	CNSP Resolution No. 283, of January 30th, 2013

•	CNSP Resolution No. 284, of January 30th, 2013

•	CMN Resolution No. 3,380 of June 29th, 2006

•	CMN Resolution No. 3,444 of February 28th, 2007

•	CMN Resolution No. 3,464 of June 26th, 2007

•	CMN Resolution No. 3,533 of January 31st, 2008

Itaú Unibanco

Risk Management – Pillar 3

•	CMN Resolution No. 3,721 of April 30th, 2009

•	CMN Resolution No. 3,809 of October 28th, 2009

•	CMN Resolution No. 3,921 of November 25th, 2010

•	CMN Resolution No. 3,988 of June 30th, 2011

•	CMN Resolution No. 4,090, of May 24th, 2012

•	CMN Resolution No. 4,192, of March 1st, 2013

•	CMN Resolution No. 4,193, of March 1st, 2013

•	CMN Resolution No. 4,194, of March 1st, 2013

•	CMN Resolution No. 4,195, of March 1st, 2013

•	CMN Resolution No. 4,277, of October 31st, 2013

•	CMN Resolution No. 4,278, of October 31st, 2013

•	CMN Resolution No. 4,279, of October 31st, 2013

•	CMN Resolution No. 4,280, of October 31st, 2013

•	CMN Resolution No. 4,281, of October 31st, 2013

•	CMN Resolution No. 4,311, of February 20th, 2014

•	CVM Regulatory Instruction No. 475 of December 17th, 2008

Itaú Unibanco